Exhibit 99.2

Notice of Annual General Meeting
To be held in Montreal, Quebec
on Wednesday, January 26, 2011
at 11:00 a.m.
at the
Omni Mont-Royal Hotel
Salon Les Saisons
1050 Sherbrooke Street West
Montreal, Quebec
Canada
Record Date: Monday, December 13, 2010

Letter to Shareholders
&
MANAGEMENT PROXY CIRCULAR
Dated December 13, 2010

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.
By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	iii
Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting	iii
Annual General Meeting and Proxy Voting	v
MANAGEMENT PROXY CIRCULAR	1
PROXIES	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Record Date	1
Voting by Registered Shareholders	2
Telephone Voting	2
Internet Voting	2
Voting by Non-Registered Shareholders	2
VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	2
Class A Subordinate Voting Shares and Class B Shares	3
First Preferred Shares	5
Second Preferred Shares	5
Principal Holders of Class A Subordinate Voting Shares and Class B Shares	5
BUSINESS TO BE TRANSACTED AT THE MEETING	6
NOMINEES FOR ELECTION AS DIRECTORS	7
COMMITTEE REPORTS	14
REPORT OF THE HUMAN RESOURCES COMMITTEE	14
Executive Compensation Discussion and Analysis	14
Executive Compensation Policy	14
Executive Compensation Components	16
Base Salary	17
Profit Participation Plan: Annual Cash Bonus	17
Performance Factor	17
Long-Term Incentive Plans	19
Share Option Plan	19
Stock Options Granted in Respect of Fiscal 2010	19
Grant Date Fair Value	19
Performance Share Unit Plan	20
Compensation Awarded to the Named Executive Officers for Fiscal 2010	22
Performance Graph	23
Compensation of Named Executive Officers	23
Key Features of the CGI Share Option Plan	26
Equity Compensation Plan Information as of September 30, 2010	29
Compensation of Directors	30
Indebtedness of Directors and Named Executive Officers	33
REPORT OF THE CORPORATE GOVERNANCE COMMITTEE	34
Corporate Governance Practices	34
CGI’s Shareholders	34
Mandate, Structure and Composition of the CGI Board of Directors	34
Role and Responsibilities of the Executive Chairman and of the CEO	35
Role and Responsibilities of the Lead Director and Standing Committee Chairs	36
Criteria for Tenure on the CGI Board of Directors	37
Nomination Process for the Board of Directors	42
Board of Directors Participation in Strategic Planning	43
Guidelines on Disclosure of Information	43
Directors’ Compensation	44
Codes of Ethics and Business Conduct	44
Relationship with Shareholders and Decisions Requiring their Consent	45

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE	46
External Auditors’ Independence	46
OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING	49
ADDITIONAL INFORMATION	49
APPROVAL BY THE DIRECTORS	49
APPENDIX A	50
Options held by Named Executive Officers	50
APPENDIX B	53
Options held by Directors	53

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
Montreal, Quebec, December 13, 2010
Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI GROUP INC. (“CGI” or the “Company”) will be held at the Omni Mont-Royal Hotel in the Salon Les Saisons, 1050 Sherbrooke Street West, in Montreal, Quebec, Canada, on Wednesday, January 26, 2011, at 11:00 a.m. (local time) for the following purposes:
1) to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, comprehensive income, retained earnings and cash flows, and the auditors’ report for the fiscal year ended September 30, 2010;
2) to elect directors;
3) to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration;
4) to transact such other business as may properly come before the Meeting or any adjournment thereof.
The Meeting will be broadcast live on the Company’s web site at www.cgi.com. The webcast will also be archived afterwards.
The Management Proxy Circular and form of proxy for the Meeting are enclosed with this Notice.
By order of the Board of Directors,
André Imbeau
Founder, Executive Vice-Chairman of the Board
and Corporate Secretary
We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we would kindly ask you to (i) complete and return the accompanying form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) vote by phone, or (iii) vote using the internet. Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular that is enclosed with this Notice.
Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting
Only persons shown on the register of shareholders at the close of business on Monday, December 13, 2010, or their proxy holders, will be entitled to attend the Meeting and vote. The register of shareholders is kept by our transfer agent, Computershare Investor Services Inc.

LETTER TO SHAREHOLDERS
Dear fellow shareholders,
In June 2011, CGI will be celebrating its 35th anniversary. Over that period of time, we have developed and applied best practices in managing and measuring how we create long-term value, resulting in consistent performance, even in difficult economic conditions.
One of the important features that contribute to CGI’s uniqueness as a company is that it is built from the ground up on a very sound and solid foundation that emphasizes the importance of good governance and of achieving a fundamental balance between the interests of our three key stakeholders.
For clients, this entails executing the fundamentals of our unique delivery model. For our professionals (whom we call members), it means adhering to the fundamentals of ownership through the CGI dream. For shareholders, it involves applying the fundamentals of operational excellence to best manage your investment.
We repeatedly measure and manage our three stakeholders’ respective satisfaction levels so that we can continually meet or exceed their expectations and strive to maintain an equilibrium among their interests.
It is with that objective that CGI has developed management frameworks for each of these groups. Our Management Foundation, which includes our client, shareholder and member management frameworks, leads to quality and consistency of execution in all our operations through best in class business processes, including well-defined performance metrics. All of our operations hold ISO 9001 certification based on the processes contained in our Management Foundation.
We rely on a set of performance indicators comprised of measures related to each of our stakeholders. Our performance metrics are applied throughout the Company. Global, local and comparative results are made visible and monitored at all management levels. They are also regularly discussed with members at the business unit level. Since our Board members are carefully selected for their operational and financial literacy and for their knowledge and experience in managing large operations, they are in a position to analyze these indicators and provide expert advice on how to continuously improve our performance.
The same principles are used to determine the compensation of our management team at all levels. Our performance-based approach links their compensation to the achievement of business objectives. Both the awards under the Profit Participation Plan, which is our short term incentive program, and the vesting of stock options under the Share Option Plan, which is our long-term incentive program, are contingent upon the achievement of growth and profitability targets both at the business unit and enterprise level. For instance, stock options that do not vest based on the degree of achievement of such targets are forfeited.
Our members are a team of owners, whose greatest satisfaction is being acknowledged for a job well done. This year, an astounding 87 percent of our members are shareholders. This represents the single largest ownership block of CGI. It goes without saying that their interests are closely aligned with yours.
CGI’s foundation is solid and we are dedicated to continue delivering superior results. The Company has a very robust and stable platform for continued accelerated growth. The scope of our operations, the enduring quality of our governance structures, and our well-defined business processes have been designed to continue to ensure that CGI remains financially strong.

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This year, the approach that we adopted in reporting and communicating our results to you was recognized. CGI won the Award of Excellence for Corporate Reporting in Life Sciences / Technology from the Canadian Institute of Chartered Accountants (CICA). The Company rated highest in the Life Sciences/Technology sector for its financial reporting, corporate governance disclosure and electronic disclosure.
We encourage you to read our 2010 Annual Report and Management Proxy Circular in order to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our shareholders.
Annual General Meeting and Proxy Voting
On behalf of CGI’s Board of Directors, management and employees, we invite you to attend the annual general meeting of shareholders that will be held at the Omni Mont-Royal Hotel, Salon Les Saisons, 1050 Sherbrooke Street West, Montreal, Quebec, Canada, on Wednesday, January 26, 2011, at 11:00 a.m. (local time).
The items of business are described in the accompanying Notice of Annual Meeting and Management Proxy Circular.
At the meeting, you will have the opportunity to hear CGI’s senior leadership discuss the highlights of our performance in 2010. These include completing the acquisition of Stanley, Inc. and welcoming 6,000 new members, generating in excess of $552 million in cash for the year, and achieving a return on invested capital of 16.3%. You will also hear about our plans for the future and will have the opportunity to ask any questions you may have about your Company.
We encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Circular, or by presenting your signed proxy in person before the start of the meeting.
Yours sincerely,

Serge Godin	Thomas P. d’Aquino
Founder and Executive	Lead Director
Chairman of the Board

MANAGEMENT PROXY CIRCULAR
This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI GROUP INC. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held on Wednesday, January 26, 2011, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as of September 30, 2010. All other information is, unless otherwise indicated, provided as of December 13, 2010. All currency amounts are shown in Canadian dollars, unless otherwise indicated.
PROXIES
Solicitation of Proxies
The solicitation of proxies will be made primarily by mail for registered and beneficial shareholders and by e-mail and e-delivery for participants in the Company’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by telephone by employees of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for other reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions. The Company has not retained the services of any third party to solicit proxies. Should it decide to do so, the fees payable to the proxy solicitor will not exceed $45,000. The Company will bear all expenses in connection with the solicitation of proxies.
The persons whose appointment to act under the accompanying form of proxy solicited by the management of the Company are all directors of the Company.
In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting.
The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted FOR the matter in question.
Every proxy given to any person in the form of proxy that accompanies this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.
Appointment and Revocation of Proxies
Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies this Management Proxy Circular. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the accompanying form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.
A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Corporate Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.
Record Date
Only persons shown on the register of shareholders at the close of business on Monday, December 13, 2010, or their proxy holders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by our transfer agent, Computershare Investor Services Inc.

Voting by Registered Shareholders
Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 5:00 p.m., Montreal time, on Tuesday, January 25, 2011. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.
     Telephone Voting
If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice-response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy access number which are located on the front side of the proxy form.
     Internet Voting
If a shareholder elects to vote using the internet, the shareholder must access the following web site: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy access number which are located on the front side of the proxy form.
Voting by Non-Registered Shareholders
Non-registered shareholders or “beneficial shareholders” are holders whose shares are held on their behalf through a ‘‘nominee’’ such as a bank, a trust company, a securities broker or other financial institution. Most of CGI’s shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to complete their form of proxy or voting instruction form if they wish to vote their shares themselves. Non-registered or beneficial shareholders who received this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.
Since CGI’s registrar and transfer agent, Computershare Investor Services Inc., may not have a complete record of the names of the Company’s non-registered shareholders, the transfer agent may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.
VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES
The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate voting shares (“Class A subordinate voting shares”) and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as of December 13, 2010, 235,942,404 Class A subordinate voting shares and 33,608,159 Class B shares were issued and outstanding.
The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Voting Shares and Class B Shares
Voting Rights
The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As of December 13, 2010, 41.2% and 58.8% of the aggregate voting rights are attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.
Subdivision or Consolidation
The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.
Rights upon Liquidation
Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.
Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances
Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, at the holder’s option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B shares, do not accept the offer.
The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.
Conversion of Class B Shares
Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.
Issue of Class B Shares
The Company’s articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:
(i)	in payment of stock dividends;

(ii)	pursuant to the stock option plans or share purchase plans of the Company;

(iii)	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of incorporation of the Company; or

(iv)	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.
Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.
Dividends
The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2010, considering, among other matters, the needs for reinvestment in our operations, the scope of investment projects, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid, the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates its dividend policy annually.
Amendments
The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other class of shares, such amendment shall, in addition, be authorized by at least two thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.
Rank
Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.
Normal Course Issuer Bid and Share Repurchase
On January 27, 2010 the Board of Directors authorized the renewal of a Normal Course Issuer Bid (the “Issuer Bid”) and the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 25, 2010. The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange and certain alternative markets up to 25,151,058 Class A subordinate voting shares for cancellation. As at January 25, 2010, there were 256,093,729 Class A subordinate shares of the Company outstanding of which approximately 98.2% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 9, 2010 and may continue to do so until February 8, 2011, or until such earlier date when the Company completes its purchases or elects to terminate the bid. As of December 13, 2010, the Company had purchased 22,840,440 Class A subordinate voting shares under the Issuer Bid for an average market price plus commission of $15.54, representing an aggregate consideration of $354.9 million. A copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid may be obtained free of charge from CGI’s Investor Relations department. See the heading Additional Information at the end of this document.

First Preferred Shares
The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As of December 13, 2010, no First Preferred Shares were outstanding.
Second Preferred Shares
The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As of December 13, 2010, no Second Preferred Shares were outstanding.
Principal Holders of Class A Subordinate Voting Shares and Class B Shares
As of December 13, 2010, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were:

Name	Shares – Class “A”			Shares – Class “B”			Shares – Class “A” and “B”
								Total
							Total % of	Number of	Total % of
	Number		%	Number		%	Equity	Votes	Vote
Serge Godin	865,235	(a)	0.37%				0.32%	865,235	0.15%
				23,007,351	(b)	68.46%	8.54%	230,073,510	40.22%
				5,209,156	(c)	15.50%	1.93%	52,091,560	9.11%
				360,582	(d)	1.07%	0.13%	3,605,820	0.63%
Total	865,235		0.37%	28,577,089		85.03%	10.92%	286,636,125	50.11%

								Total
							Total % of	Number of	Total % of
	Number		%	Number		%	Equity	Votes	Vote
André Imbeau	263,200	(e)	0.11%				0.10%	263,200	0.05%
				3,477,071	(f)	10.35%	1.29%	34,770,710	6.08%
				798,588	(g)	2.38%	0.30%	7,985,880	1.40%
Total	263,200		0.11%	4,275,659		12.72%	1.68%	43,019,790	7.52%

(a)	These shares are owned directly or indirectly by Mr. Godin.

(b)	These shares are owned by Distinction Capital Inc., a company controlled by Mr. Godin.

(c)	These shares are owned by 3727912 Canada Inc., a company controlled by Mr. Godin.

(d)	These shares are owned by 9164-7586 Québec Inc., a company controlled by Mr. Godin.

(e)	These shares are owned directly or indirectly by Mr. Imbeau.

(f)	These shares are owned by 9088-0832 Québec Inc., a company controlled by Mr. Imbeau.

(g)	These shares are owned by 9102-7003 Québec Inc., a company controlled by Mr. Imbeau.
As of December 13, 2010, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,708,988 Class A subordinate voting shares and 33,608,159 Class B shares representing respectively 2% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

BUSINESS TO BE TRANSACTED AT THE MEETING
The following items of business will be presented to the shareholders at the Meeting:
1. Presentation of Financial Statements
The consolidated annual financial statements for the fiscal year ended September 30, 2010 and the report of the auditors will be placed before the Meeting. The annual consolidated financial statements are included in our fiscal 2010 Annual Report that was mailed with the Notice of Meeting and this Management Proxy Circular to shareholders who requested the Annual Report. Additional copies of the 2010 Annual Report may be obtained from CGI upon request and will be available at the Meeting.
2. Election of Directors
Thirteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders or until their successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.
The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the thirteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.
3. Appointment of Auditors
The Board of Directors recommends that Ernst & Young LLP, Chartered Accountants, be appointed as the auditors of the Company to hold office until the next Annual General Meeting of Shareholders or until their successors are appointed. Ernst & Young LLP were first appointed as the Company’s auditors at the Annual General Meeting of shareholders held on on January 27, 2010.
The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Ernst & Young LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

NOMINEES FOR ELECTION AS DIRECTORS
The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next Annual General Meeting of Shareholders or until that director’s successor is duly elected or appointed, unless the office is earlier vacated.
The information below lists the name of each candidate proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director; whether the director has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guidelines; the candidate’s age; the principal occupation; the municipality, province or state, and country of residence; the year when the person first became a director; their standing committee memberships; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, the number of Deferred Stock Units (“DSUs”) of the Company (see the heading Stock Options and Deferred Stock Units Granted to Directors later in this document), the number of stock options of the Company held, and the number of Performance Share Units (“PSUs”) of the Company held (see the heading Performance Share Unit Plan later in this document); as well as the other companies on whose board of directors the candidate serves.
By filling in the accompanying form of proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.
Information relating to shares beneficially owned, or over which control or direction is exercised, as well as information concerning DSUs and PSUs held, has been provided by each of the candidates as of December 13, 2010.
Claude Boivin
Independent director, complies with share ownership guidelines
Age 76
St-Lambert, Quebec, Canada
Director since 1993
Member of the Audit and Risk Management Committee
Class A subordinate voting shares: 104,596 (*)
Deferred Stock Units: 7,259 (+)
Stock options: 47,778
Mr. Boivin held a number of senior positions at Hydro-Québec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is also a director of Héroux Devtek Inc. and GLV Inc.

Bernard Bourigeaud
Independent director, complies with the share ownership guidelines
Age 66
Waterloo, Belgium
Director since 2008
Member of the Human Resources Committee
Class A subordinate voting shares: 3,332 (*)
Stock options: 8,168
Mr. Bourigeaud, a chartered accountant, is Chairman of BJB Consulting, a CEO to CEO consultancy business. Until September 2007, Mr. Bourigeaud was Chairman of Atos Origin, a leading global IT services company which he founded through a chain of successful mergers that began in 1991. Prior to that, he spent 11 years at Deloitte, Haskins and Sells where he headed the management consulting group. Mr. Bourigeaud holds positions on various boards including ADVA Optical Networking, a global provider of telecommunications equipment publicly traded on the Frankfurt exchange and Amadeus, a leading transaction processor and provider of advanced technology solutions for the global travel and tourism industry, publicly listed in Madrid. He is also an international operating partner of Advent International, President of CEPS (Centre d’Etude et Prospective Stratégique), an independent and multidisciplinary think tank based in France, Affiliate Professor at HEC School of Management in Paris and a member of HEC’s International Advisory Board. In 2004, Bernard was appointed Chevalier de la Légion d’Honneur.
Jean Brassard
Independent director, complies with share ownership guidelines
Age 66
Brossard, Quebec, Canada
Director since 1978
Member of the Corporate Governance Committee
Class A subordinate voting shares: 361,933 (*)
Class B shares: 755,411 (*)
Stock options: 27,500
Mr. Brassard joined the Company in 1978 as a Vice-President. He was, until he retired in 2000, President and Chief Operating Officer of CGI. He contributed to CGI’s growth in Canada, the U.S. and Europe. Mr. Brassard is also a director of Noveko International Inc. and of a number of non profit organizations.

Robert Chevrier
Independent director, complies with share ownership guidelines
Age 67
Verdun (Nuns’ Island), Quebec, Canada
Director since 2003
Chair of the Human Resources Committee
Class A subordinate voting shares: 10,000 (*)
Deferred Stock Units: 20,314 (+)
Stock options: 70,129
Mr. Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.). Mr. Chevrier is also a director of Bank of Montreal, Cascades Inc., Richelieu Hardware Ltd., and Compagnie de Saint-Gobain.
Dominic D’Alessandro
Independent director, complies with share ownership guidelines
Age 63
Toronto, Ontario, Canada
Director since 2010
Member of the Human Resources Committee
Class A subordinate voting shares: 10,000 (*)
Deferred Stock Units: 2,291 (+)
Stock options: 11,083
Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation from 1994 until 2009. During his tenure, Manulife has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. In recognition of his achievements, Mr. D’Alessandro was named Canada’s Most Respected CEO for 2004 and was named Canada’s Outstanding CEO for 2002 by his peers. He is an Officer of the Order of Canada. In 2006, Mr. D’Alessandro was named to the Advisory Committee on the Public Service of Canada. Mr. D’Alessandro is also a director of the Canadian Imperial Bank of Commerce and of Suncor Energy Inc.

Thomas P. d’Aquino
Independent director, complies with the share ownership guidelines
Age 70
Ottawa, Ontario, Canada
Director since 2006
Member of the Corporate Governance Committee and Lead Director
Deferred Stock Units: 19,365(+)
Stock options: 58,233
Mr. d’Aquino is Chairman and Chief Executive of Intercounsel Ltd. and Senior Counsel and Chair of the Business Strategy and Public Policy Group, Gowling Lafleur Henderson LLP, a leading Canadian law firm with offices throughout Canada and internationally. He is Distinguished Life Time Member of the Canadian Council of Chief Executives, an organization that he led as CEO from 1981 through 2009. He has served as a Special Assistant to the Prime Minister of Canada and currently is a Distinguished Visiting Professor, Global Business and Public Policy Strategies at Carleton University’s Norman Paterson School of International Affairs and Honorary Professor at the Richard Ivey School of Business. Mr. d’Aquino holds honorary Doctor of Laws degrees from Queen’s and Wilfrid Laurier Universities and serves as Chair of the National Gallery Foundation of Canada. Mr. d’Aquino is also a director of Manulife Financial Corporation and Coril Holdings Ltd.
Paule Doré
Director related to CGI, complies with share ownership guidelines
Age 59
Outremont, Quebec, Canada
Director since 1995
Member of the Corporate Governance Committee
Class A subordinate voting shares: 99,774 (*)
Stock options: 6,500
Mrs. Doré joined CGI in 1990 as Vice-President Communications and Human Resources, and was Executive Vice-President and Chief Corporate Officer and Secretary until September of 2006 when she assumed the role of Advisor to the Founder and Executive Chairman, a position she held until her retirement in August of 2009. The Board of Directors has determined that Mrs. Doré, while she is now an outside director, is a related director because she was until her retirement an employee of CGI. Mrs. Doré is also a director of AXA Canada, Cogeco Inc. and Héroux Devtek Inc.

Richard B. Evans
Independent director, complies with share ownership guidelines
Age 63
San Francisco, California, USA
Director since 2009
Member of the Audit and Risk Management Committee
Class A subordinate voting shares: 10,000 (*)
Deferred Stock Units: 3,453 (+)
Stock options: 15,907
Prior to his retirement in April 2009, Mr. Evans was Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. While with Rio Tinto, he was Chief Executive of Rio Tinto Alcan. Prior to that he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October of 2007. He is now Chairman of the Board of AbitibiBowater, a leading forest products company based in Montreal and is also a director of Noranda Aluminum Holding Corp.
Serge Godin
Director related to CGI, complies with share ownership guidelines
Age 61
Westmount, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 865,235 (*)
Class B shares: 28,577,089 (*)
Stock options: 3,646,138
Performance Share Units: 59,576 (§)
The Board of Directors has determined that Mr. Godin is a related director because, as Founder and Executive Chairman of the Board, he is a member of CGI’s Executive Management Committee and is a key member of the Company’s senior leadership team. Mr. Godin also owns a majority interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document). Mr. Godin co-founded CGI in 1976 and became its first President. Since CGI’s inception, Mr. Godin has successfully grown the Company to become Canada’s largest independent IT services company and one of the largest independent information technology and business process services firms in the world. Throughout his career, Mr. Godin has remained active in a number of organizations promoting economic development. He is a member of the Order of Canada and of the Ordre National du Québec, and is a Laureate of the Canadian Business Hall of Fame. He also serves on the boards of directors of the Canadian Council of Chief Executives and of the University of Waterloo.

André Imbeau
Director related to CGI, complies with share ownership guidelines
Age 61
Beloeil, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 263,200 (*)
Class B shares: 4,275,659 (*)
Stock options: 1,174,560
Performance Share Units: 44,860 (§)
The Board of Directors has determined that Mr. Imbeau is a related director because, in his role as Founder, Executive Vice-Chairman of the Board and Corporate Secretary, he is a member of CGI’s Executive Management Committee and is a key member of the Company’s senior leadership team. In addition, he holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document). Mr. Imbeau co-founded CGI in 1976 and was, until July 2006, Executive Vice-President and Chief Financial Officer. His financial and operational expertise, leadership and strong commitment to teamwork significantly contributed to CGI’s track record of maintaining consistent revenue growth. Mr. Imbeau remains responsible for creating value for all stakeholders and plays a key role in CGI’s strategic growth initiatives.
Gilles Labbé
Independent director, complies with share ownership guidelines
Age 54
Montreal, Quebec, Canada
Director since 2010
Member of the Audit and Risk Management Committee
Deferred Stock Units: 1,145 (+)
Stock options: 8,792
Mr. Labbé is President and Chief Executive Officer, and a director, of Héroux Devtek Inc., an aerospace and industrial products manufacturer, a position he has held since June 2000. A Fellow Chartered Accountant, Mr. Labbé is the recipient of numerous business awards and is also a director of the Aerospace Industries Association of Canada, and Aéro Montreal.

Eileen A. Mercier
Independent director, complies with share ownership guidelines
Age 63
Toronto, Ontario, Canada
Director since 1996
Chair of the Audit and Risk Management Committee
Class A subordinate voting shares: 21,877 (*)
Deferred Stock Units: 18,706 (+)
Stock options: 66,657
Mrs. Mercier was previously Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. In addition to non profit organizations, Mrs. Mercier is Chair of the Board of Directors of the Ontario Teachers Pension Plan, and is also Lead Director of ING Bank of Canada, and a director of Intact Financial Corporation, and Teekay Shipping Corp.
Michael E. Roach
Director related to CGI, complies with share ownership guidelines
Age 58
Outremont, Quebec, Canada
Director since 2006
Class A subordinate voting shares: 872,523 (*)
Stock options: 3,567,358
Performance Share Units: 59,576 (§)
The Board of Directors has determined that Mr. Roach is a related director because, as President and Chief Executive Officer of CGI and a member of CGI’s Executive Management Committee he is a key member of the Company’s senior leadership team. Prior to his appointment as President and Chief Executive Officer in January of 2006, he was President and Chief Operating Officer of the Company. Mr. Roach joined CGI in July 1998 as Executive Vice-President and General Manager, Telecommunications Information Systems and Services, after a distinguished career at a major telecommunications company where he held a number of leadership positions. He is also a director of the Conference Board of Canada and the U.S. Conference Board, and is a member of the Canadian Council of Chief Executives.

(*)	Number of shares beneficially owned, or controlled, or directed, directly or indirectly.

(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.

(§)	For more information concerning PSUs, please refer to the heading Performance Share Unit Plan later in this document.

COMMITTEE REPORTS
REPORT OF THE HUMAN RESOURCES COMMITTEE
Executive Compensation Discussion and Analysis
Executive Compensation Policy
CGI’s executive compensation policy emphasizes incentive compensation linked to business success to ensure that financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as client and member satisfaction.
CGI’s compensation policy is rooted in our fundamental belief that a company with an inspiring dream, unparalleled integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-calibre, competent people. These people in turn will deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.
This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.
In keeping with our compensation policy, the same principles that are used to determine the compensation of the Named Executive Officers (the CEO, the CFO and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.
This report outlines the main features of CGI’s executive compensation policy and programs.
The Human Resources Committee of the Board of Directors
The Committee reviews management’s recommendations and makes recommendations to the Board of Directors of the Company in relation to the compensation of senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers are responsible for meeting. It is similarly responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executive officers.
The Committee is made up of Messrs. Robert Chevrier, Chair of the Committee, Bernard Bourigeaud and Dominic D’Alessandro, all of whom are independent directors. The Committee met four times in fiscal 2010. Mr. Chevrier’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.
To assist the Committee in performing its functions, the services of Towers Watson, the Company’s external human resources consultant, are retained. Towers Watson’s mandate is to:
•	Provide the Committee with information on market trends and best practices on executive and director compensation.

•	Develop recommendations on the composition of the reference groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers of the Company.

•	Conduct market research and provide the Committee with data and analysis on compensation practices of reference groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers.

•	Review the design of the annual and long-term incentive programs and provide data and analysis on reference groups’ practices in this area.
Composition of Reference Groups
To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies similar to CGI with regard to size, and operational and managerial complexity. The Committee reviews the composition of the reference groups annually.
With some 44% of its 2010 revenues generated outside Canada, as well as constant international expansion, CGI must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. All of the Company’s major competitors are based either in the U.S. or Europe and they compete against CGI both in Canada and internationally. A significant portion of the senior management talent that CGI requires to support its growth is in the U.S. market.
In response to this market reality the Committee based all Named Executive Officers’ compensation for the year ended September 30, 2010 on the U.S. market.
The following disclosure relates to the Company’s compensation policy in effect for the fiscal year ended September 30, 2010.
Compensation Policy and Process for the 2010 Fiscal Year
The selection criteria used to determine the composition of the comparator groups are the following:
•	autonomous and publicly-traded companies;

•	large number of professionals;

•	provider of business solutions;

•	international scope;

•	strategic use of IT (e.g., financial services companies); and/or

•	participation in the U.S. data bank maintained by Towers Watson, the Company’s external human resources consultant, as the case may be.
Each company in the following table meets at least one of the foregoing criteria:
Comparator group: 20 companies

Accenture
ACS Inc.
ADP Inc.
Apple Computer Inc.
Broadridge Financial Solutions Inc.
CACI International Inc.
Computer Sciences Corporation
Convergys Corp.
DST Systems Inc.
Fair Isaac Corp.
Fidelity National Information Services
Fiserv Inc.
Hewlett-Packard
IBM
Jack Henry & Associates Inc.
Oracle Corp.
Perot Systems Corp.
SAIC, Inc.
SRA International Inc.
Western Digital Corp.
The foregoing comparator group was used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2010.

Executive Compensation Components
CGI’s total executive compensation is made up of five components: a base salary, a short-term incentive plan, a long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure executives’ interests are aligned with our profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s executives do not participate in any defined benefit pension or retirement plans.

Alignment with
Component	Description	Reference Group

Base salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Aligned with median base salary offered in the reference group, while allowing for compensation above the median to recognize an executive’s exceptional and sustained contribution to the Company’s success.

Short-term incentive plan	Annual cash bonus based on achievement of business objectives in accordance with CGI’s Profit Participation Plan (details are provided later in this document).	Aligned with median short-term incentives of the reference group, when business objectives are met.

Long-term incentive plan	Share option plan based on achievement of business objectives (details are provided later in this document).	Aligned with median total compensation of the reference group, or above the median to recognize an executive’s exeptional performance, when business objectives are met.

Benefits	Group benefits and Share Purchase Plan.	Aligned with median benefits of the reference group.

Perquisites	Company car and related expenses, tax services, health insurance, and medical exams are the principal perquisites.	Aligned with median of the reference group.

Total compensation		Aligned with the median of the reference group while allowing for total compensation above the median to recognize an executive’s exceptional performance, when business objectives are met
The Founder and Executive Chairman of the Board and the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation be adjusted in order to ensure that awards are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

The following table shows for each Named Executive Officer the compensation components as a percentage of total compensation paid for the year ended September 30, 2010:

		CGI Profit		Benefits
	Base	Participation	Long-term	and
Name and title	salary	Plan	incentive	perquisites

Serge Godin Founder and Executive Chairman of the Board	23%	31%	45%	1%
André Imbeau Founder, Executive Vice-Chairman of the Board and Corporate Secretary	35%	28%	35%	2%
Michael E. Roach President and Chief Executive Officer	22%	32%	45%	1%
R. David Anderson Executive Vice-President and Chief Financial Officer	32%	28%	38%	2%
Donna S. Morea President, U.S., Europe and Asia	32%	37%	29%	2%
Base Salary
The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them with median base salary of the reference group, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2010, Named Executive Officers’ positions were compared with generic positions in the U.S. database maintained by Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.
Profit Participation Plan: Annual Cash Bonus
The Named Executive Officers participate in CGI’s Profit Participation Plan, a short-term incentive plan that pays an annual cash bonus based on achievement of business objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and employees with an incentive to increase the profitability and growth of the Company.
The Committee makes a recommendation to the Board of Directors in relation to the payment of bonuses to the Named Executive Officers under the Profit Participation Plan based on the Company’s achievement of performance objectives.
Individual incentive awards are based on the executive’s target bonus and the achievement of objectives. The target bonus varies as a percentage of base salary depending on the executive’s position. The target bonus is then adjusted in accordance with a performance factor that is directly linked to the level of achievement of business objectives set out in the Company’s annual plan. Executive bonus targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s US reference group.
Performance Factor
The performance factor used to adjust each Named Executive Officer’s target bonus is based on two separate measures, profitability and growth. Achievement of profitability and growth objectives determines the performance factor that is applied to calculate the annual cash bonus. Such adjustment may result in a reduction or an increase in the bonus. In the latter case, the increase may not exceed two times the target bonus.

The profitability performance factor is based on the degree of achievement of the net earnings margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan. The growth performance factor is based on the degree of achievement of the year-over-year percentage revenue growth objective also approved by the Board of Directors as part of the Company’s annual budget and strategic plan.
The performance factors for achievement of results between levels are prorated, and revenues are calculated on a constant currency basis.
The effect of the formula is to place special importance on meeting the profitability objectives. If the profitability threshold is not met, no bonus is paid under the plan. The achievement of the growth target is a separate performance measure which impacts the bonus payout.
In the case of group Presidents, half of their target bonus is based on the formula above while the other half is determined based on the performance of the business units for which they are responsible using the same performance measures.
CGI does not disclose specific performance targets because it considers that the information would place it at a significant competitive disadvantage if the targets became known.
Disclosing the specific performance targets that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance targets became known, our ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on our profit margins. In addition, the Company no longer provides guidance to the market and limits all other forward-looking information.
Achievement of the performance objectives presents a meaningful challenge for the Company’s management team since the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. The average awards to the Named Executive Officers for fiscal 2009 and fiscal 2010 was 87% of the target awards.
The table below shows the portion of the total compensation at risk that was paid out to the Named Executive Officers for the 2010 fiscal year.

	Percentage of
	total	Percentage
	compensation	payout for
Name and title	at risk	fiscal 2010(a)
Serge Godin Founder and Executive Chairman of the Board	80%	80%
André Imbeau Founder, Executive Vice-Chairman of the Board and Corporate Secretary	68%	81%
Michael E. Roach President and Chief Executive Officer	81%	78%
R. David Anderson Executive Vice-President and Chief Financial Officer	71%	78%
Donna S. Morea President, U.S., Europe and Asia	68%	93%

(a)	This percentage shows the proportion of the Named Executive Officer’s compensation at risk that was actually earned, based on the achievement of objectives including the performance-based vesting of the Company’s stock options.
The total aggregate compensation paid to the Named Executive Officers as indicated in the Summary Compensation Table later in this document, is in keeping with the Company’s compensation policy as described earlier in this document and, overall, is just below the median of the reference group at approximately 98% of the median.

Long-Term Incentive Plans
Share Option Plan
CGI executives participate in the Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”). Like the Profit Participation Plan, the Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders. The Share Option Plan is designed in accordance with the Company’s ownership philosophy.
The Company’s practice is to apply performance-based vesting rules for all options granted under the Share Option Plan as part of the Company’s long-term incentive program. CGI’s general grant of options is made at the beginning of the fiscal year. The percentage of options that become eligible to vest is based on the degree of achievement of profitability and revenue growth objectives. Options that are not eligible to vest are forfeited and cancelled.
Options that have become eligible to vest then vest on a time basis as follows: one-third when the fiscal year’s results are approved, one third on the second anniversary of the grant, and the final third on the third anniversary of the grant. For fiscal 2011 the Board of Directors determined that the time-based vesting of stock options will take place over four years instead of three years as was the case in previous years.
See the heading Key Features of the CGI Share Option Plan later in this document for a summary of the features of the Share Option Plan.
Stock Options Granted in Respect of Fiscal 2010
During fiscal 2010, 2,350,000 stock options were granted to the Named Executive Officers. The number of stock options granted was determined based on the dollar amount of long-term compensation required to align the Named Executive Officer’s total compensation with the Company’s compensation policy.
The number of options granted is a function of the current year’s compensation objectives and, for that reason, previous grants of option-based awards are not taken into account when considering the annual grant of incentive stock options.
All the options granted as part of the long-term incentive plan for 2010 were granted for a term of ten years and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2010. The details of these grants are shown in the table entitled Options held by Named Executive Officers which appears in Appendix A.
Based on the performance of CGI during fiscal 2010, 62.5% of the options granted to the Named Executive Officers in respect of the long-term incentive awards for the fiscal year 2010 became eligible to vest. A column showing the amount by which the value of the stock option grant must be reduced to reflect the net compensation amount attributable to the long-term incentive stock options is contained in the Summary Compensation Table later in this document.
The amount of the reduction is equal to the grant date fair value of the number of options that did not become eligible to vest based on the degree of achievement of profitability and revenue growth objectives.
Grant Date Fair Value
The grant date fair value for the fiscal 2010 grant of options was determined by applying a binomial factor of 0.35 to the exercise price for the stock options. The Company uses the binomial option pricing model as the basis for determining its stock option grants as that is the method that is used by Towers Watson, the Company’s external human resources consultant, in its market studies among the companies that make up the Company’s comparator groups. One of the reasons why Towers Watson uses this method is that it allows the performance-based vesting rules of CGI’s stock options to be taken into account at the time of grant.

The following table sets out the key assumptions and estimates used to determine the stock options’ grant date fair value. The following key assumptions and estimates are therefore used:

Binomial method for
executive compensation purposes
Performance-based vesting discount (%)	15
Dividend yield (%)	0.00
Expected volatility (%)	25.436
Risk-free interest rate (%)	3.70
Expected life (years)	6.00
Weighted average grant date fair value ($)	4.39
The accounting fair value of the stock options is determined in accordance with Section 3870 of the CICA Handbook using the Black-Scholes option pricing model and complies with the requirements under generally accepted accounting principles. For the year ended September 30, 2010, the grant date fair value for accounting purposes was $3.63 per stock option based on the Black-Scholes option pricing model, whereas the grant date fair value used for determining the Company’s executive compensation was $4.39 per stock option using the binomial option pricing model, a difference of $0.76.
The difference between the value used for compensation purposes disclosed above and that used for accounting purposes results from the use of different option pricing models for calculating the award fair value.
Performance Share Unit Plan
On September 28, 2010 the Board of Directors, acting on the recommendation of the Committee, established the Performance Share Unit Plan for the Executive Chairman, the Executive Vice-Chairman, the President and Chief Executive Officer and Other Designated Participants of CGI Group Inc. (the “Performance Share Unit Plan”). The Performance Share Unit Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders and is similar in function to the Share Option Plan in that the plan is designed in accordance with the Company’s ownership philosophy.
Performance Share Units (“PSUs”) have performance-based earning and vesting rules that are similar to those that apply to options awarded under the Share Option Plan. As such, the PSUs are part of the Company’s long-term incentive program. CGI’s general award of PSUs is made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of profitability and revenue growth objectives. PSUs that do not become eligible to vest are forfeited and cancelled.
PSUs that become eligible to vest then vest on a time basis as follows: one quarter when the fiscal year’s results are approved, and one quarter on each of the following three anniversary of the award thereafter.
The Performance Share Unit Plan is governed by the Board of Directors and the Committee makes recommendations to the Board of Directors in relation to the Performance Share Unit Plan and to awards of PSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs under the Performance Share Unit Plan and to interpret the terms and conditions of PSUs that have been awarded. Management of the Company is responsible for the day-to-day administration of the Performance Share Unit Plan.
Under the Performance Share Unit Plan, the Board of Directors may at any time amend, suspend or terminate the Performance Share Unit Plan, in whole or in part. PSUs may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.

Under the Performance Share Unit Plan, the Board of Directors, on the recommendation of the Committee, may award PSUs to executives, and to other participants that it determines are eligible. Each PSU entitles the participant to receive one Class A subordinate voting share, subject to the degree of achievement of the profitability and revenue growth objectives set by the Board of Directors as part of the Company’s annual budget and strategic planning process. The number of PSUs awarded is determined based on the dollar amount of long-term compensation required to align the participant’s total compensation with the Company’s compensation policy, and takes into account Stock Options awarded under the Company’s Share Option Plan.
PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU Award is made. Participants may at any time choose to exercise the PSUs that have become eligible to vest and that have vested. On the expiry date, all remaining PSUs in the participant’s account that have vested are automatically exercised.
Upon exercise, the Performance Share Unit Plan participants receive from the plan trustee a number of Class A Subordinate voting shares equal to the number of PSUs exercised. As soon as practicable after an award of PSUs, the plan trustee purchases in the open market the shares required to be delivered to the participants on exercise. The plan trustee holds the shares in trust for the purposes of the Performance Share Unit Plan.
Upon resignation or termination PSUs that have not vested are forfeited, and vested PSUs are exercised on the date of resignation or termination, as the case may be.
Participants who retire and the estates of deceased participants benefit from the automatic vesting of PSUs that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those PSUs are exercised on the date of retirement or death, as the case may be and the plan trustee remits the Class A subordinate voting shares as soon as practicable thereafter.
The Company does not provide any financial assistance to participants under the Performance Share Unit Plan.
No PSUs were awarded under the Performance Share Unit Plan for the 2010 fiscal year since the first awards under the plan were carried out on October 1, 2010 in respect of the achievement of profitability and revenue growth objectives for the 2011 fiscal year.
Defined Contribution Pension Plan and Deferred Compensation Plans
Defined Contribution Pension Plan
In fiscal 2010, Donna S. Morea participated in a U.S. 401(k) Plan that is a benefit available to all U.S.-based employees. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and end of the Company’s fiscal year.

	Accumulated
	value at start of		Non-	Accumulated value at
Name and title	year(a)	Compensatory(a)	compensatory(a)	year-end(a)
Donna S. Morea President, U.S., Europe and Asia	376,099	2,602	71,896	398,625 (b)

(a)	The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.0407 for each U.S. dollar in 2010.

(b)	The balance held in the plan at year-end reflects an amount of $52,113 borrowed by Ms. Morea from the plan during the year, as well as partial repayment of the loan.

Deferred Compensation Plan
As a US-based employee, Ms. Morea participates in deferred compensation plans.
The current deferred compensation plan in which Donna Morea participates is the CGI Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% percent of their awards under the CGI Profit Participation Plan. The plan allows participants to withdraw amounts during employment (an “in-service withdrawal”) and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may chose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.
Ms. Morea also participates in a former plan entitled the American Management Systems, Incorporated Deferred Compensation Plan for Executives which is a deferred compensation plan that was in place prior to the Company’s 2004 acquisition of American Management Systems, Inc. (the “AMS Plan”). Deferrals are no longer permitted under the AMS Plan. Ms. Morea elected to receive upon retirement a lump sum payment from the AMS Plan. In-service withdrawals are permitted under the AMS Plan for up to 90% of the plan balance. On the last business day of each month interest is credited to the participant’s account. The rate is updated annually and is defined in the AMS Plan as the five-year Treasury Note rate + 1%. The rate in effect as of December 13, 2010 is 3.461%.
Compensation Awarded to the Named Executive Officers for Fiscal 2010
The compensation paid to the Named Executive Officers for the fiscal year ended September 30, 2010 was determined according to the Company’s executive compensation policy described earlier in this document that applies to all executives. All compensation was paid in accordance with the policy.

Performance Graph
The following graph compares the annual variations in the total cumulative return on CGI’s Class A subordinate voting shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes for the past five fiscal years of the Company.
Value of $100 invested on September 30, 2005
CGI’s approach to compensation, as discussed earlier in this document under the heading Executive Compensation Policy, is designed to promote and foster long-term growth and profitability, with a strong focus on share ownership and profit-sharing. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability, instead of on factors tied to the performance of the Company’s shares in the market.
The variation in the total compensation for CGI’s Named Executive Officers for the past five years followed the variation in the price of the Company’s shares and the market indices through fiscal 2007. For 2008 and subsequent years, compensation paid to the Named Executive Officers increased, reflecting CGI’s need to adjust compensation levels for the Company’s Named Executive Officers to reflect global markets in order to ensure that CGI is able to attract and retain the highly qualified staff we need to compete effectively. Since 2008, the price of the Company’s shares has increased 66%. This percentage increase was significantly greater than the percentage increase of the Named Executive Officers’ compensation during the same period.
As mentioned earlier in this document, the compensation awarded to the Named Executive Officers in that regard is well in line with the Company’s compensation policy. The aggregate compensation paid to the Named Executive Officers is just below the median of the reference group at approximately 98% of the median.
Compensation of Named Executive Officers
The Summary Compensation Table that follows shows detailed information on total compensation for Serge Godin, Founder and Executive Chairman of the Board, Michael E. Roach, President and Chief Executive Officer, R. David Anderson, Executive Vice-President and Chief Financial Officer, as well as for the two other Named Executive Officers for services rendered during the fiscal years ended September 30, 2009 and 2010.

Summary Compensation Table

				Option-based		Non-equity
				award		plan
			Option-	performance-		compensation
Name and Principal			based	based vesting		Annual	Pension	All other	Total
Position as at		Salary	awards(a)	reduction(b)		incentive plans	value	compensation(c)	compensation
September 30, 2010	Year	($)	($)	($)		($)	($)	($)	($)

Serge Godin Founder and
Executive Chairman of the Board	2010 2009	925,000 925,000	2,887,500 2,445,000	(1,082,813 (916,875	) )	1,261,175 701,243	— —	38,900 38,618	4,029,762 3,192,986
André Imbeau Founder, Executive Vice-Chairman of the Board and Corporate Secretary
	2010 2009	542,400 587,600	866,250 733,500	(324,844 (275,273	) )	428,233 281,343	— —	26,019 26,012	1,538,058 1,353,182
Michael E. Roach President and Chief	2010	952,677	3,176,250	(1,191,904)		1,409,054	—	44,442	4,390,519
Executive Officer	2009	925,000	2,445,000	(916,875)		850,000	—	45,072	3,348,197
R. David Anderson Executive Vice- President and Chief	2010	567,774	1,058,750	(397,031)		495,908	—	29,473	1,754,874
Financial Officer	2009	550,000	815,000	(305,625)		363,340	—	31,635	1,454,350
Donna S. Morea(d) President, U.S., Europe	2010	723,447	1,058,750	(397,031)		820,254	2,602	40,576	2,248,598
and Asia	2009	796,770	815,000	(305,625)		708,240	2,951	40,242	2,054,627

(a)	The grant date fair value used for determining the number of options issued to Named Executive Officers as a component of their total compensation was determined using the binomial option pricing model that yielded a grant date fair value of $3.26 and $4.39 in 2009 and 2010 respectively. The fair value of the options for accounting purposes was determined using the Black-Scholes option pricing model that yielded a grant date fair value of $2.59 and $3.63 in 2009 and 2010 respectively. Please refer to the heading Grant Date Fair Value earlier in this document for an explanation of the difference between, and the reasons behind, the choice of valuation models.

(b)	The vesting eligibility conditions for the options granted as part of the long-term incentive for the fiscal year ended September 30, 2010 were based solely on the Company’s performance. On the basis of that performance, 62.5% of the options became eligible to vest over three years. Options that did not become eligible to vest based on such performance were forfeited and cancelled. The reduction amount shown is the dollar value required to be deducted from the grant date fair value to accurately reflect the net value of the option award for the Named Executive Officer as part of his or her total compensation for the 2010 fiscal year. Similarly, 62.5% of the options became eligible to vest in 2009. See the heading Stock Options Granted in Respect of Fiscal 2010 earlier in this document.

(c)	This amount includes the Company’s contribution under the CGI Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate is less than $50,000 or 10% of the aggregate salary and bonus for the particular fiscal year which is therefore not required to be disclosed.

(d)	Ms. Morea is paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.1804 and CAD$1.0407 for each U.S. dollar in 2009 and 2010 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 12 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2010 under the heading Foreign Exchange.

Separation Policy for Certain Named Executive Officers
The Named Executive Officers who are part of the Company’s Corporate Services are covered by the Company’s separation policy for corporate services that applies to pre-identified officers. The separation policy provides for compensatory payments to such Named Executive Officers in the event of a termination without cause following a change of control of the Company.
Severance Payment and Benefits
The separation policy provides for a severance payment equal to two times the sum of the base salary and cash bonus under the Profit Participation Plan (the bonus amount is defined as the average bonus paid in the three fiscal years preceding the year of termination). Medical, dental and life insurance benefits continue for a period of 24 months following the termination date. However, disability benefits end on the termination date. Eligibility for other fringe benefit plans and specific benefits is subject to the detailed provisions of the separation policy.
Cash Bonus
A cash bonus for the year under the Profit Participation Plan is payable following the termination and is pro-rated, on the basis of the average bonuses paid in the three fiscal years preceding the termination, in proportion to the length of time during the fiscal year that the Named Executive Officer remained in the Company’s employment. The pro-rated bonus is payable after the end of the fiscal year in question.
Share Options
Share options that are not vested on the termination date are forfeited, unless otherwise decided by the Board of Directors on the recommendation of the Committee. Vested share options that have not been exercised on the termination date must be exercised within 90 days of the termination date unless otherwise decided by the Board of Directors on the recommendation of the Committee, but cannot, in any event, be exercised beyond the normal ten-year exercise period.
Outplacement Services
The Company will pay outplacement services fees for re-employment assistance, up to a maximum of 10% of the senior officer’s base salary.
Amounts Payable
The following shows the incremental amounts to which Named Executive Officers who are part of the Company’s Corporate Services would have been entitled under the Company’s separation policy had their employment been terminated on September 30, 2010: (i) Serge Godin, Founder and Executive Chairman of the Board — $3,301,393 as severance, $1,261,175 as cash bonus, $19,637,738 upon the exercise of stock options, $92,500 for outplacement services, and $13,050 in benefits, for a total of $24,305,855; (ii) André Imbeau, Founder and Executive Vice-Chairman of the Board and Corporate Secretary — $1,769,479 as severance, $428,233 as cash bonus, $7,440,080 upon the exercise of stock options, $54,240 for outplacement services, and $10,906 in benefits, for a total of $9,702,938; (iii) Michael E. Roach, President and Chief Executive Officer — $3,414,101 as severance, $1,409,054 as cash bonus, $18,402,829 upon the exercise of stock options, $95,268 for outplacement services, and $22,250 in benefits, for a total of $23,343,502; and (iv) R. David Anderson, Executive Vice-President and Chief Financial Officer — $1,836,988 as severance, $495,908 as cash bonus, $3,562,878 upon the exercise of stock options, $56,777 for outplacement services, and $19,394 in benefits, for a total of $5,971,945.
The amounts shown for share options assume that the Named Executive Officer exercised all in-the-money vested share options at the closing price of the Company’s shares on the Toronto Stock Exchange on September 30, 2010.

Stock Options
A table showing all outstanding stock options held by the Company’s Named Executive Officers as at September 30, 2010 as well as the in-the-money-value of such stock options is provided in Appendix A.
Incentive Plan Awards — Value Vested or Earned During the Year

	Option-based awards –	Non-equity incentive plan
	Value vested during the	compensation – Value earned
	year(a)	during the year
Name	($)	($)
Serge Godin	694,792	1,261,175
André Imbeau	218,229	428,233
Michael E. Roach	733,958	1,409,054
R. David Anderson	238,124	495,908
Donna S. Morea	238,124	820,254 (b)

(a)	The options that vested during the 2010 fiscal year were the performance-based stock options granted in respect of the 2007 and 2008 fiscal years for which the exercise prices were $11.39 and $9.31 respectively. One-third of the 2007 options vested on October 1, 2009 when the closing price of the shares was $12.33 and one-third of the 2008 options vested on November 8, 2009, a non-business day, when the closing stock price on the preceding business day was $13.13.

(b)	Ms. Morea is paid in U.S. dollars. The amount shown is in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.0407 for each U.S. dollar. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 12 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2010 under the heading Foreign Exchange.
Key Features of the CGI Share Option Plan
The CGI Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the CGI Share Option Plan and to grants of options. The Board of Directors has the ultimate and sole power and authority to grant options under the CGI Share Option Plan and interpret the terms and conditions of options that have been granted. The Board of Directors grants options by identifying the employees, directors, officers and consultants who are to receive options, including the number of options, the subscription price, the option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company is responsible for the day-to-day administration of the CGI Share Option Plan. The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 53,600,000 representing, as at December 13, 2010, 19.88% of the currently issued and outstanding Class A subordinate voting shares and Class B shares. The maximum number of options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant. The number of Class A subordinate voting shares issuable to insiders in aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. The number of Class A subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. As at December 13, 2010, options for an aggregate of 28,783,568 Class A subordinate voting shares are outstanding pursuant to the Share Option Plan, representing 10.68% of the currently issued and outstanding Class A subordinate voting shares and Class B shares.

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the Toronto Stock Exchange, the Company’s shareholders or other regulatory authorities. More detailed information on the rules for amending the Share Option Plan is provided later in this document under the heading Amending formula. Options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.
Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee may grant to executives (and other eligible participants) options to purchase Class A subordinate voting shares. The exercise price of the options granted is determined by the Board of Directors and cannot be lower than the closing price for Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. The Board of Directors also determines the applicable option period and vesting rules.
Employees, officers, and consultants of the Company and its subsidiaries and associates, and directors of the Company may receive options under the Share Option Plan. It is not the Company’s policy at this time to issue options to consultants and no options were issued to consultants in fiscal 2010.
Options that have been granted under the Share Option Plan cease to be exercisable upon the expiry of the term which cannot exceed ten years from the date of the grant.
Upon resignation or termination options that have not vested are forfeited, and vested options must be exercised during a 90 day period.
Effective November 8, 2010, The Board of Directors approved the following changes:
a)	Employees who retire, directors who leave the Board of Directors, and the estates of deceased option holders benefit from the automatic vesting of options that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those options must be exercised within 90 days in the case of retirement or 180 days if the option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any option is ten years from the time it is granted.

b)	The Share Option Plan was amended in order to facilitate the withholding of amounts at source for tax purposes so as to comply with applicable tax legislation.
These changes to the terms of outstanding options, and to Share Option Plan itself, did not require shareholder approval under the terms of the Share Option Plan and applicable Toronto Stock Exchange rules.
The Company does not currently provide any financial assistance to participants under the Share Option Plan.
Extension of Exercise Periods
Blackout Periods
In keeping with CGI’s Policy on Insider Trading and Blackout Periods, stock options must not be exercised by insiders when a trading blackout period is in effect.
The policy is designed to ensure that reporting insiders and CGI employees who have access to undisclosed material information regarding CGI comply with insider trading laws. Under the policy those who normally have access to undisclosed material information may only trade in CGI’s securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter.

Blackout periods may also be prescribed from time to time by the Company’s Disclosure Policy Committee as a result of special circumstances relating to the Company when insiders should be precluded from trading in its securities.
If the date on which an option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the option will be the tenth business day after the blackout period.
Extensions for Length of Service
Retiring employees and retiring directors, as well as the estates of deceased option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years. The extension period is earned pro-rata day by day during the option holder’s service to the Company. The extension period for length of service cannot extend the life of an option beyond the period of time determined by the Board of Directors as the option term which may not exceed ten years from the date of grant.
Amending Formula
The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding option provided that no amendment, suspension or termination may be made without:
•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•	in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.
Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:
•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

•	modifying the periods during which options may be exercised, subject to (i) the option period terminating on or before the tenth anniversary of the date of the grant of the option, and (ii) a maximum option exercise period extension of three years;

•	changing the terms on which options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the plan, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders of the Company automatically requires shareholder approval.
In the case of an amendment that would reduce the subscription price of any outstanding option held by an insider or would extend the expiry date of options held by insiders beyond the exercise periods contemplated under the Share Option Plan, approval of the shareholders of the Company, other than the relevant insiders, must be obtained.
Equity Compensation Plan Information as of September 30, 2010
The following table shows the total number of shares to be issued upon the exercise of outstanding options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

			Number of Class A subordinate
	Number of Class A		voting shares remaining available for
	subordinate voting		future issuance under equity
	shares to be issued	Weighted-average	compensation plans (excluding
	upon the exercise of	exercise price of	shares issuable under outstanding
	outstanding options	outstanding options	options)
Plan Category	(#)	($)	(#)
Equity compensation plans approved by securityholders	26,542,947	$10.03	22,941,824
Equity compensation plans not approved by securityholders(a)	12,536	$ 3.39	2,517,407
Total	26,555,483	$10.03	25,459,231

(a)	These are the remaining options that are authorized for issuance under the IMRglobal Corp. Share Option Plans which were assumed by the Company as part of its acquisition of IMRglobal Corp. As of December 13, 2010, only 5,937 options remained outstanding under these plans and no further options will be issued. All options had a term of ten years and were issued with an exercise price equal to the closing price of IMRglobal Corp. stock on the Nasdaq National Market on the business day preceding the date of grant. The Named Executive Officers do not hold any options under the IMR Option Plans.

Compensation of Directors
Board of Directors and Standing Committee Fees
Messrs. Serge Godin, André Imbeau and Michael E. Roach are not compensated for their roles as directors of the Company. The compensation paid to Messrs. Godin, Imbeau and Roach is disclosed in the Summary Compensation Table earlier in this document.
The compensation paid to outside directors for the year ended September 30, 2010 was based on the elements of directors’ compensation set out in the following table:

Component	Amount
Board retainer	$50,000
Lead Director retainer	$15,000
Committee annual retainer
Members	$2,000
Audit Committee Chair	$12,500
Committee Chairs (Except Audit Committee)	$10,000
Per-meeting fees
Board	$1,500
Audit and Risk Management Committee	$2,500
Human Resources Committee	$2,500
Corporate Governance Committee	$2,500
Other fees
Long distance travel allowance per return trip	$5,000
Towers Watson recommended to the Committee, based on its compensation survey, that the annual Board retainer be increased, effective October 1, 2010, from $50,000 to $75,000. The Committee concurred and in its recommendation to the Board of Directors added the proviso that the $25,000 increase in retainer fees be paid as a rule in DSUs. However, a DSU participant may elect to receive the equivalent of his or her mandatory portion in cash instead of in DSUs if i) the Participant is not a resident of Canada for income tax purposes, or ii) the Participant purchases in the open market the same number of CGI Shares he or she would have received in the form of DSUs, or iii) the Participant is otherwise exempted by the Board. All other components of directors’ compensation remain unchanged for the 2011 fiscal year.
For the years ended September 30, 2009 and 2010, the compensation paid to the directors was as follows:

Directors’ Compensation Table

			Share-		Option-based award
			based	Option-based	performance-based	All other
		Fees earned	awards(a)	awards(b)	vesting reduction(c)	compensation	Total
Name	Year	($)	($)	($)	($)	($)	($)

	2010	74,000	3,250	19,015	(5,775)	—	87,240
Claude Boivin	2009	79,222	9,931	17,086	(4,890)	—	91,418

	2010	94,956	—	15,400	(5,775)	—	104,581
Bernard Bourigeaud(d)	2009	101,110	—	26,080	(9,780)	—	117,410

	2010	71,500	—	15,400	(5,775)	—	81,125
Jean Brassard	2009	73,500	—	13,040	(4,890)	—	81,650

	2010	24,900	—	15,400	(5,775)	—	34,525
Claude Chamberland(e)	2009	71,000	13,000	28,988	(4,890)	—	95,098

	2010	95,025	65,525	52,722	(5,775)	—	141,972
Robert Chevrier	2009	108,880	65,255	46,569	(4,890)	—	150,559

	2010	47,745	35,245	26,773	(10,040)	—	64,478
Dominic D’Alessandro	2009	—	—	—	—	—	—

	2010	81,667	62,167	46,381	(5,775)	—	122,273
Thomas P. d’Aquino	2009	73,500	52,000	44,744	(4,890)		113,354

	2010	71,500	—	15,400	(5,775)	—	81,125
Paule Doré	2009	9,983	—	—	—	378,605	388,588

	2010	76,000	52,000	35,720	(13,395)	—	98,325
Richard B. Evans	2009	1,789	289	—	—	—	1,789

	2010
Serge Godin	2009	Mr. Godin’s compensation is set out in the Summary Compensation Table earlier in this document

	2010
André Imbeau	2009	Mr. Imbeau’s compensation is set out in the Summary Compensation Table earlier in this document

	2010	78,000	60,000	54,774	(5,775)	—	126,999
David L. Johnston(e)	2009	81,500	60,000	49,898	(4,890)		126,508

	2010	46,244	17,622	21,086	(7,907)	—	59,423
Gilles Labbé	2009	—	—	—	—	—	—

	2010	89,500	31,250	32,044	(5,775)	—	115,769
Eileen A. Mercier	2009	86,500	31,250	32,274	(4,890)		113,884

	2010
Michael E. Roach	2009	Mr. Roach’s compensation is set out in the Summary Compensation Table earlier in this document

	2010	41,400	13,000	29,864	(5,775)	—	65,489
Gerald T. Squire(e)	2009	111,644	52,644	45,516	(4,890)		152,270

(a)	The column shows the dollar value of DSUs issued to the director. The DSUs paid are in lieu of a portion of the fees earned by the director shown in the fees column based on the director’s decision to receive a percentage of his or her retainer fees in DSUs instead of cash. The DSU value is therefore already included in the fee remuneration shown in the fee column and not in addition to that remuneration.

(b)	4,000 performance-based stock options are granted to the outside directors annually. The remaining options are issued in proportion to the DSUs that the director chooses to receive. Directors do not receive stock options in relation to the portion of their directors’ retainer fees that, subject to exceptions, they are required to take in the form of DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors below. All such options are valued for the purpose of the Directors’ Compensation Table using the same binomial option pricing model as used for Named Executive Officers in the Summary Compensation Table earlier in this document. The assumed grant date fair value is therefore $3.26 and $4.39 for 2009 and 2010 respectively. The fair value of the options for accounting purposes was determined using the Black-Scholes option pricing model that yielded a grant date fair value of $2.59 and $3.63 for 2009 and 2010 respectively. Please refer to the heading Grant Date Fair Value earlier in this document for an explanation of the difference between, and the reasons behind, the choice of valuation models.

(c)	62.5% of the 4,000 annual performance-based option grant to outside directors became eligible to vest in each of the 2009 and 2010 fiscal years. Options that did not become eligible to vest based on such performance were forfeited and cancelled. The reduction amount shown is the dollar value required to be deducted from the grant date fair value to accurately reflect the net value of the option award for the director as part of his or her total compensation for the 2009 and 2010 fiscal years. See the heading Stock Options Granted in Respect of Fiscal 2010 earlier in this document.

(d)	Mr. Bourigeaud is paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.1804 and CAD$1.0407 for each U.S. dollar for 2009 and 2010 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 12 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2010 under the heading Foreign Exchange.

(e)	Messrs. Chamberland and Squire retired from the Company’s Board of Directors on January 27, 2010, and Mr. Johnston retired from the Company’s Board of Directors on September 30, 2010.

Stock Options and Deferred Stock Units Granted to Directors
Members who join the Board of Directors for the first time are entitled to a grant of 4,000 stock options on the date of their election or appointment. In addition, members of the Board of Directors receive annually a grant of 4,000 options. These options are granted to directors under the CGI Share Option Plan.
For the fiscal year ended September 30, 2010, members of the Board of Directors were entitled to choose to receive part or all of their retainer fees in DSUs. The number of DSUs granted to a member is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of CGI’s Class A subordinate voting shares on the Toronto Stock Exchange on the day immediately preceding the payment date. Once granted, the value at any time of the DSUs credited to a director’s DSU account is determined based on the market price of CGI’s Class A subordinate voting shares.
Effective October 1, 2010, the annual Board retainer component of the directors’ remuneration for service on the Company’s Board of Directors, was increased from $50,000 to $75,000. Directors are required to receive the increased portion of the annual retainer entirely in DSUs. However, a DSU participant may elect to receive the equivalent of his or her mandatory portion in cash instead of in DSUs if i) the Participant is not a resident of Canada for income tax purposes or ii) the Participant purchases in the open market the same number of CGI Shares he or she would have received in the form of DSUs, or iii) the Participant is otherwise exempted by the Board.
The value of DSUs is payable only upon the member’s departure from the Board of Directors. The amount paid corresponds to the number of DSUs accumulated by the member multiplied by the closing price of CGI’s Class A subordinate voting shares on the payment date selected by the director. Directors may select a payment date for the DSUs subsequent to their departure, but which cannot be later than December 31 of the calendar year following year in which they leave the Board of Directors. The amount is paid in cash and is subject to applicable withholding taxes.
For each DSU acquired in lieu of cash retainer fees, the director receives two stock options under the Share Option Plan. Each option is issued with a ten-year exercise period and vests at the time of grant. The exercise price is equal to the closing price of CGI’s Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant.
The vesting of the 4,000 options granted to the members of the Board of Directors during the year ended September 30, 2010 under the Share Option Plan depended on the degree of achievement of profitability and growth objectives. The performance targets required to be met in order for the stock options to vest were the same as those set for the Named Executive Officers. Based on CGI’s performance for the fiscal year ended September 30, 2010, 62.5% of the options became eligible to vest. One-third of the shares eligible to vest based on the achievement of the objectives vested on November 8, 2010 when the results for the fiscal year ended September 30, 2010 were approved, one-third will vest on the second anniversary of the grant on October 1, 2011, and the final third will vest on the third anniversary of the grant on October 1, 2012. Options that were not eligible to vest as a result of the vesting conditions were forfeited and cancelled.
For fiscal 2011 the time-based vesting that applies once the performance-based vesting results are determined was extended from three to four years.

Options Held by Directors
A table showing all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2010 as well as the in-the-money-value of such stock options is provided in Appendix B.
Incentive Plan Awards — Value Vested or Earned During the Year

			Share-based awards	Non-equity incentive plan
	Option-based awards – Value vested		Value vested during	compensation – Value
	during the year		the year(a)	earned during the year
Name	($)		($)	($)
Claude Boivin	4,480	(b)(c)	3,250	—
Bernard Bourigeaud	3,965	(b)(c)	—	—
Jean Brassard	3,965	(b)(c)	—	—
Claude Chamberland(d)	3,965	(b)(c)	—	—
Robert Chevrier	7,887	(b)(c)	65,525	—
Dominic D’Alessandro	758	(b)(c)	35,245	—
Thomas P. d’Aquino	7,000	(b)(c)	62,167	—
Paule Doré	—	(b)(c)	—	—
Richard B. Evans	804	(b)(c)	52,000	—
Serge Godin	Mr. Godin’s compensation is set out in the Summary Compensation Table earlier in this document
André Imbeau	Mr. Imbeau’s compensation is set out in the Summary Compensation Table earlier in this document
David L. Johnston(d)	11,967	(b)(c)	60,000	—
Gilles Labbé	379	(b)(c)	17,622	—
Eileen A. Mercier	5,657	(b)(c)	31,250	—
Michael E. Roach	Mr. Roach’s compensation is set out in the Summary Compensation Table earlier in this document
Gerald T. Squire(d)	6,024	(b)(c)	13,000	—

(a)	The share-based awards are DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document.

(b)	The options that vested during the 2010 fiscal year were the performance-based stock options granted in respect of the 2007 and 2008 fiscal years for which the exercise prices were $11.39 and $9.31 respectively. One-third of the 2007 options vested on October 1, 2009 when the closing price of the shares was $12.33 and one-third of the 2008 options vested on November 8, 2009, a non-business day, when the closing stock price on the preceding business day was $13.13.

(c)	The remaining options are options that directors received as a result of the receipt of DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document. Those options vested at the time of grant. Since the option exercise price is equal to the closing price of the shares on the Toronto Stock Exchange on the trading day preceding the date of grant, the value at the time of vesting reflects the positive difference, if any, between the closing price of the shares on the grant date and the exercise price.

(d)	Messrs. Chamberland and Squire retired from the Company’s Board of Directors on January 27, 2010, and Mr. Johnston retired from the Company’s Board of Directors on September 30, 2010.
Indebtedness of Directors and Named Executive Officers
As of December 13, 2010, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to Board and standing committee composition. The Committee also administers the self-assessment process for the Board, its standing committees and individual directors.
During fiscal 2010, the Committee was composed of Messrs. David L. Johnston, Chair of the Committee, Jean Brassard, Thomas P. d’Aquino, and Ms. Paule Doré. With the exception of Ms. Doré, all of the Committee members are independent directors. The Committee met three times during fiscal 2010.
Mr. Johnston retired from the Company’s Board of Directors upon his appointment as Governor General of Canada. The membership of the Company’s standing committees will be reviewed following the 2011 annual general meeting of shareholders and a replacement for Mr. Johnston will be named at that time.
The role and responsibilities of the Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.
Corporate Governance Practices
Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices.
With the exception of the membership of the Committee which has one member who is not considered to be an independent director, CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards.
CGI’s Shareholders
CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each annual general meeting, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes from individual directors, should they wish to do so.
In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board, and CGI’s Founder, Executive Vice-Chairman of the Board and Corporate Secretary, are members of the Board of Directors of CGI and, as of December 13, 2010, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively 50.11% and 7.52% of the votes attached to all of CGI’s outstanding voting shares.
Mandate, Structure and Composition of the CGI Board of Directors
The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

Board of Directors and Committee Charters
Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities. The Board of Directors and standing committee charters are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2010 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2010 Annual Information Form will be provided promptly to shareholders upon request. The charters are hereby incorporated by reference from the Fundamental Texts as follows:

• Board of Directors Charter	page 18

• Corporate Governance Committee Charter	page 27

• Human Resources Committee Charter	page 33

• Audit and Risk Management Committee Charter	page 38
The following table summarizes the structure, responsibilities and membership of each of the Company’s standing committees.

COMMITTEE	MEMBERSHIP
Audit and Risk Management Committee
Composed entirely of independent directors, the Audit and Risk Management Committee: is mandated by the Board of Directors to recommend the appointment of the external auditors and the terms of their engagement; reviews with the auditors the scope of the audit; reviews with the auditors and management the effectiveness of the Company’s accounting policies and practices, the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems within the Company; reviews related party transactions; and reviews and recommends to the Board of Directors the approval of the Company’s interim and audited annual financial statements and all public disclosure documents containing audited or unaudited financial information.
Eileen A. Mercier (Chair) Claude Boivin Richard B. Evans Gilles Labbé

Corporate Governance Committee
Composed of a majority of independent directors, the Corporate Governance Committee: is responsible for developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines; reviews the composition of the Board of Directors, its standing committees and members and recommends Board nominees; carries out the annual Board of Directors self-assessment process; oversees the orientation program for new directors; and helps to maintain an effective working relationship between the Board of Directors and management.
Jean Brassard Thomas P. d’Aquino Paule Doré

Human Resources Committee
Composed entirely of independent directors, the Human Resources Committee: is responsible for reviewing the compensation of senior executives of the Company and for making recommendations to the Board of Directors in respect thereto; performs functions such as reviewing the Company’s succession planning and such other matters that the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors from time to time.
Robert Chevrier (Chair) Bernard Bourigeaud Dominic D’Alessandro
Role and Responsibilities of the Executive Chairman and of the CEO
Elected by the shareholders, the Board of Directors has delegated to senior management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which has been adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions that make up the ordinary course of the Company’s business.

The Executive Chairman’s role allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic acquisitions. The nature of the Executive Chairman’s responsibilities are such that he is a senior executive officer of the Company and is not an independent chairman of the Board.
All operational and corporate functions, other than the office of the Chairman and the corporate secretariat which report to the Executive Chairman, and the internal audit function which reports to the Audit and Risk Management Committee, report to the CEO who reports directly to the Board of Directors. The CEO, jointly with the management team, develops the strategies and corporate objectives which are approved by the Board of Directors. Each year the Human Resources Committee assesses the performance of the management team in achieving the objectives and makes recommendations to the Board of Directors in relation to the vesting of stock options and the payment of bonuses to Named Executive Officers under the Company’s Profit Participation Plan.
Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Executive Chairman and of the CEO, in relation to the Company’s day to day operations and the attainment of its objectives. The Executive Chairman and the CEO table reports to the Board of Directors at each regularly scheduled Board meeting and their performance relative to objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of shareholders.
Role and Responsibilities of the Lead Director and Standing Committee Chairs
     Lead Director
Mr. Thomas P. d’Aquino, an independent member of the Board of Directors, is currently CGI’s Lead Director.
The Charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and is alert to its obligations to the shareholders.
In fulfilling his responsibilities, the Lead Director provides input to the Executive Chairman in the preparation of Board of Directors meeting agendas, sets the agenda for and chairs the meetings of the independent directors, and leads the annual self-evaluation process for the Board of Directors.
In conjunction with the Executive Chairman, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Executive Chairman and acts as a sounding board with respect to strategies, accountability, relationships and other matters.
     Standing Committee Chairs
The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committee charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document).
The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The committee chair presides the committee’s meetings and works with the Corporate Secretary, the Executive Chairman and the Company’s concerned executive officers in setting both the calendar of the committee’s meetings and the agendas for each meeting and has the authority to convene special meetings of the committee. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the full Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.
Criteria for Tenure on the CGI Board of Directors
Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on our Board of Directors, receive careful consideration apart from the year-end and annual general meeting preparation cycle.
     Independence
CGI’s corporate governance practices require that a majority of the members of CGI’s Board of Directors be independent. This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with industry best practices and the definitions of independence applicable under stock exchange and securities regulators’ governance guidelines and rules.
The Board of Directors has concluded that the position of Lead Director, in place since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds regular meetings of the outside directors, as well as regular meetings of the independent directors without related directors present. The Lead Director held five such meetings of the outside directors during the year ended September 30, 2010, and at one of those meetings, only independent directors attended.
The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under the applicable guidelines and rules.
The independence of the Board of Directors and its standing committees is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Corporate Governance Committee.
Shareholders of CGI, or any person who has an interest in the Company, who wish to contact CGI’s non-management or independent directors may do so by e-mail sent to lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.
     Expertise and Financial and Operational Literacy
CGI’s corporate governance practices require that all members of CGI’s Board of Directors be both financially and operationally literate. The financial literacy of individual Board members need not be as extensive as that of members who sit on CGI’s Audit and Risk Management Committee. Having operational literacy means that the director must have substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.
The directors’ experience and subject matter expertise is examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Participation in the annual self-assessment process later in this document). Expertise in the industry vertical markets in which the Company operates, operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of CGI’s Board, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board’s objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.
The members of the Board who serve on the Company’s Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.
The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that two members of the Committee, the Committee Chair, Ms. Eileen A. Mercier and Mr. Gilles Labbé have financial expertise as required by the New York Stock Exchange corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mrs. Mercier acquired her expertise during the course of her career including in her capacity as Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. from 1990 to 1995, and Mr. Labbé is a fellow chartered accountant.
The remaining members of the Audit and Risk Management Committee, Messrs. Claude Boivin and Richard B. Evans, are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements.
Mr. Claude Boivin acquired his financial literacy while serving as President and Chief Operating Officer of Hydro-Quebec prior to his retirement, and thereafter as a result of his service on the audit committees of Boralex Energy Income Fund and GLV Inc. and the Audit and Risk Management Committee of the Company. Prior to his current service on the Committee, Mr. Boivin was a member of the Committee from 1997 to 2006.
Mr. Richard B. Evans acquired his financial literacy while serving as Chief Executive of Rio Tinto Alcan (and as President and Chief Executive Officer of Alcan Inc. prior to its acquisition by Rio Tinto Plc). In his role as chief executive officer he was responsible for the supervision of the chief financial officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.
     Attendance at Board and Standing Committee Meetings
The Committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of shareholders, the Committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI’s Board of Directors for fiscal 2010, including special meetings, was 94% for the Board of Directors, 96% for the Audit and Risk Management Committee, 100% for the Human Resources Committee and 100% for the Corporate Governance Committee. Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance
Year ended September 30, 2010

Director	Board Meetings Attended		Committee Meetings Attended
	6 regular meetings		Audit	5 regular meetings
	2 special meetings			1 special meeting
			Governance	3 regular meetings
			Human Resources	4 regular meetings

Claude Boivin	8 of 8	100%	Human Resources(a)	2 of 2	100%
			Audit(a)	2 of 2	100%
Bernard Bourigeaud	7 of 8	88%	Human Resources	4 of 4	100%
Jean Brassard	8 of 8	100%	Governance	3 of 3	100%
Claude Chamberland(b)	2 of 3	67%	Human Resources	2 of 2	100%
Robert Chevrier	8 of 8	100%	Audit(c)	3 of 4	75%
			Human Resources (Chair)	4 of 4	100%
Dominic D’Alessandro(d)	6 of 6	100%	Human Resources	2 of 2	100%
Thomas P. d’Aquino	8 of 8	100%	Governance	3 of 3	100%
Paule Doré	8 of 8	100%	Governance	3 of 3	100%
Richard B. Evans	6 of 8	75%	Audit	6 of 6	100%
Serge Godin (Chair)	8 of 8	100%
André Imbeau	8 of 8	100%
David L. Johnston(b)	7 of 8	88%	Governance (Chair)	3 of 3	100%
Gilles Labbé(d)	5 of 6	83%	Audit	6 of 6	100%
Eileen A. Mercier	8 of 8	100%	Audit (Chair)	6 of 6	100%
Michael E. Roach	8 of 8	100%
Gerald T. Squire(b)	3 of 3	100%	Audit	4 of 4	100%

(a)	Mr. Boivin ceased to be a member of the Human Resources Committee on January 27, 2010 when he became a member of the Audit and Risk Management Committee and the table therefore reflects his transition between those committees.

(b)	Messrs. Chamberland and Squire retired from the Board of Directors on January 27, 2010 and Mr. Johnston retired from the Company’s Board of Directors on September 30, 2010 and the table therefore reflects their attendance up to the time of their retirement.

(c)	Mr. Chevrier ceased to be a member of the Audit and Risk Management Committee on January 27, 2010 and the table therefore reflects his attendance up to the time he ceased to be a member of the committee.

(d)	Messrs. D’Alessandro and Labbé joined the Board of Directors on January 27, 2010 and the table therefore shows their attendance from the time they joined.
     Share Ownership Guidelines for Directors
A share ownership guideline was adopted for directors on June 15, 2004. CGI’s directors are required to hold at least 10,000 Class A subordinate shares or DSUs within the later of i) three years of their election or appointment to the Board of Directors and ii) three years from the adoption of the guideline on June 15, 2004. All directors’ holdings respect the guideline.

The share ownership on the part of the Company’s outside directors as of December 13, 2010 and the date on which their holding must meet the minimum level of share ownership are set out in the following table.
Outside Directors’ Share Ownership(a)

						Shares or
						DSUs to be
						acquired to
				Total	Total “at	meet	Date by which
		Number of		Number of	risk” value	minimum	minimum
		Class A	Number	shares and	of shares	ownership	ownership level
Director	Year	shares	of DSUs	DSUs	and DSUs(b)	level	must be met
	2010	104,596	7,259	111,855	$1,861,267		Complies with
Claude Boivin	2009	104,596	7,035	111,631	$1,495,855	n.a.	ownership
	Change	n.a.	224	224	$365,412		guidelines
	2010	3,332	—	3,332	$55,444
Bernard Bourigeaud	2009	—	—	—	—	6,668	August 14, 2011
	Change	3,332	n.a.	3,332	$55,444
	2010	1,117,344	—	1,117,344	$18,592,604		Complies with
Jean Brassard(c)	2009	1,593,886	—	1,593,886	$21,358,072	n.a.	ownership
	Change	(476,542)	n.a.	(476,542)	$(2,765,468)		guidelines
	2010	10,000	20,314	30,314	$504,425		Complies with
Robert Chevrier	2009	10,000	15,979	25,979	$348,119	n.a.	ownership
	Change	n.a.	4,335	4,335	$156,306		guidelines
	2010	10,000	2,291	12,291	$204,522		Complies with
Dominic D’Alessandro	2009	—	—	—	—	n.a.	ownership
	Change	10,000	2,291	12,291	$204,522		guidelines
	2010	—	19,365	19,365	$322,234		Complies with
Thomas P. d’Aquino	2009	—	15,273	15,273	$204,658	n.a.	ownership
	Change	n.a.	4,092	4,092	$117,576		guidelines
	2010	99,774	—	99,774	$1,660,239		Complies with
Paule Doré	2009	99,774	—	99,774	$1,336,972	n.a.	ownership
	Change	n.a.	n.a.	n.a.	$323,267		guidelines
	2010	10,000	3,453	13,453	$223,858		Complies with
Richard B. Evans	2009	10,000	21	10,021	$134,281	n.a.	ownership
	Change	n.a.	3,432	3,432	$89,577		guidelines
	2010	—	1,145	1,145	$19,053
Gilles Labbé	2009	—	—	—	—	8,855	January 27, 2013
	Change	n.a.	1,145	1,145	$19,053
	2010	21,877	18,706	40,583	$675,301		Complies with
Eileen A. Mercier	2009	15,774	16,644	32,418	$434,401	n.a.	ownership
	Change	6,103	2,062	8,165	$240,900		guidelines

(a)	2010 information is provided as of December 13, 2010 and 2009 information is provided as of December 9, 2009.

(b)	Based on the closing prices of the Company’s shares on the Toronto Stock Exchange on December 13, 2010 and December 9, 2009 respectively.

(c)	The number of shares shown for Mr. Brassard combines the Class A subordinate voting shares and Class B shares owned or controlled, directly or indirectly, by Mr. Brassard.
     Availability and Workload
The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors self-assessment process and that arbitrary limits might not serve the interests of the Company.

Mrs. Eileen A. Mercier serves on the audit committees of two other companies, Mr. Richard B. Evans serves on the audit company of one other company, and Messrs. Boivin and Labbé do not sit on any other audit committees. The Board of Directors and the Committee have determined that the service of the members of the Audit and Risk Management Committee on other committees does not impair their capacity to serve the Company’s Audit and Risk Management Committee effectively.
     Conflicts of Interest
A process is in place for directors to acknowledge annually CGI’s Code of Ethics and Business Conduct in the same way as officers and employees, and all the directors have done so. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.
     Participation in the Orientation and Education Program
Each new director participates in a formal orientation and education program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and i) the Founder and Executive Chairman of the Board, ii) the Lead Director, iii) the President and Chief Executive Officer, iv) the Chair of each standing committee to which the director will be assigned, and v) other key senior executive officers of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive the CGI Director Reference and Orientation Binder, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes, detailed information in relation to the Company; its operations; financial condition; management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior officers; and materials related to the director’s duties and responsibilities, including, a synopsis of the Company’s insurance coverage for directors and officers liability; CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders (see the heading Guidelines on Disclosure of Information later in this document); and the Company’s process for reporting transactions in its shares carried out by its reporting insiders.
In addition to the formal orientation program, presentations on a variety of topics of interest, including on recent developments in the global information technology market, are provided to the Board of Directors on a regular basis. Detailed presentations are also made to the standing committees of the Board of Directors on technical subjects such as the application of accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive and directors’ compensation.
Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to CGI’s Board of Directors.
     Participation in the Annual Self-Assessment Process
The Lead Director, in concert with the Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole, of the standing committees of the Board, and of the contribution of individual directors. The Committee is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company, and directors are assessed against the contribution they are expected to make. This assessment is based on annual questionnaires to which directors respond.

Separate questionnaires cover the assessment of the Board as a whole and the individual directors’ contributions. Once the responses are received, the Lead Director compiles and analyses the results. He then discusses the self assessments with each director. Following the one-on-one discussions with directors, the Lead Director then reviews the overall results of the self-assessment process with the Founder and Executive Chairman of the Board, and with the Chairs of the standing committees. The Committee then meets to review the results of the self-assessment process and subsequently presents the final result to the Board of Directors for discussion.
The Board of Directors reviews the assessment of its performance and the recommendations provided by the Committee annually with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.
     Retirement Age and Director Term Limits
The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.
CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets. The selection criteria for CGI’s Board of Directors which are explained earlier in this document under the heading Expertise and financial and operational literacy recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise and business and operational insight into each of the Company’s industry vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable resources that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable resources.
As with the other aspects of our corporate governance practices, director term limits and the Board of Directors retirement policy are reviewed annually. When the time comes to discuss term limits or a retirement age, the directors who would be affected in the event that such limits were adopted, withdraw from the meeting and abstain from voting on the matter.
Nomination Process for the Board of Directors
The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors. The Board of Directors relies on the nomination recommendations of the Committee.
Based on the results of the Board of Directors self-evaluation (see the heading Participation in the annual self-assessment process earlier in this document) or on its own assessment from time to time of the needs of the Company, the Committee may recommend that the composition of the Board or its standing committees be varied in order to ensure that it continues to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so as to ensure that knowledge is passed along in order to facilitate a smooth transition should the need arise.
When changes to Board composition are required, potential candidates are identified on the basis of their expertise and knowledge in the industry vertical markets in which the Company operates and their operational and financial literacy. The Committee, the Executive Chairman, the Chair of the Committee and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to evaluate the candidates and confirm their willingness to serve on the Board of Directors.
Once the selection of candidates is made, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled, or be nominated for election at the next meeting of shareholders.

Board of Directors Participation in Strategic Planning
The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.
CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.
In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team. The plan is then presented to the directors in July for review and discussion. In the next step, the plan is refined by management and is subsequently presented to the Board of Directors for approval in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board meeting agenda features a standing item entitled Directors’ Round Table that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company’s strategic direction.
Guidelines on Disclosure of Information
CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders adopted by CGI’s Board of Directors (the “Guidelines”) set out the essential principles underlying the Company’s disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices. The Guidelines are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2010 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2010 Annual Information Form will be provided promptly to shareholders upon request.
Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company’s major communications to its shareholders and the investing public. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004, the Company adopted the CGI Shareholder Partnership Management Framework (“SPMF”). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. CGI obtained ISO 9001 certification for the application of the SPMF in the Company’s operations.
As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders every year as a means of measuring shareholder satisfaction. The survey is designed to provide insights into investor sentiment and to improve the investor relations program.
In 2010, CGI’s shareholder satisfaction assessment program was changed so that it is now based on a scale of one to ten rather than a scale of one to six. The change was made to facilitate the comparison of the results obtained by CGI to similar assessments carried out by other public companies, as well as to align with our standard satisfaction process in place for both clients and members. The SPMF annual assessment conducted during the 2010 fiscal year returned an overall score for CGI of 8.4 out of ten which compares very favourably to the average score for other public companies of 7.6 out of ten and 7.4 out of ten for the IT services peer group.
Following the assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.
The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) provides that directors’ duties include the oversight of the integrity of the Company’s internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The Committee reports to the Board of Directors in that regard.
Directors’ Compensation
The Human Resources Committee reviews directors’ compensation periodically. In determining directors’ remuneration, the Committee considers the directors’ compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board of Directors and of the standing committees. See the heading Compensation of Directors in the report of the Human Resources Committee earlier in this document.
Codes of Ethics and Business Conduct
CGI’s Code of Ethics and Business Conduct and its Executive Code of Conduct are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2010 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2010 Annual Information Form will be provided promptly to shareholders upon request.
The Board of Directors monitors compliance with the Code of Ethics and Business Conduct and under the Board of Directors charter is responsible for any waivers of the codes’ provisions granted to directors or officers. No such waivers have been granted to date.
It is the Committee that is principally responsible for the annual review of the Code of Ethics and Business Conduct, overseeing compliance with the code of ethics, reviewing any request to waive or exempt from its application, and making recommendations on these matters to the Board of Directors.
Under the terms of the Code of Ethics and Business Conduct all of CGI’s members are required to comply with the code and to see that it is complied with. The code requires that infractions be reported to management and the corporate secretary is specifically mandated with receiving reports of infractions and reporting them to the Committee and to the Board of Directors.
The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters as well as other breaches of the Code of Ethics and Business Conduct or of the Executive Code of Conduct. In that regard, the Company adopted the CGI Serious Ethical Incidents Reporting Policy which allows members who wish to submit a complaint to do so via a third party ethics reporting hotline and secure web site which assures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for receiving and dealing with these incident reports. A report on the process and on incident reports received is provided quarterly to the Audit and Risk Management Committee by the head of the internal audit department.
A program for the integration of new members ensures that new members receive an orientation that familiarizes them with CGI’s policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all our members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed about the code and the process for reporting ethics breaches, and is required to undertake in writing to comply with the code. This written undertaking is renewed annually at the same time as the member’s evaluation.
CGI’s Leadership Institute regularly provides an intensive series of courses designed to ensure that new managers are familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting breaches.

In addition, the Company provides an internet portal that ensures that all members have access to the Company’s policies, including the code of ethics and the process for reporting breaches.
These measures are in addition to quarterly reports tabled with the Audit and Risk Management Committee by the internal audit department, the internal controls review function, and the legal department on matters for which they are responsible. These reports may include reports of breaches of the code of ethics when such breaches are raised in internal audit mandates or in claims made against the Company.
In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the Founder, Executive Vice-Chairman of the Board and Corporate Secretary, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.
Relationship with Shareholders and Decisions Requiring their Consent
In keeping with CGI’s policy of seeking to align the interests of its three stakeholder groups (see the Letter to Shareholders on page iv earlier in this document), CGI implemented the SPMF which forms part of the Company’s ISO certification. See the heading Guidelines on Disclosure of Information earlier in this document for a more detailed discussion of the SPMF.
In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board and Founder, Executive Vice-Chairman of the Board and Corporate Secretary, are members of the Board of Directors of CGI and, as of December 13, 2010, beneficially owned, directly or indirectly, or controlled or directed shares of CGI representing respectively 50.11% and 7.52% of the votes attached to all of CGI’s outstanding voting shares.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE
The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange and of the U.S. Securities and Exchange Commission.
The Committee is composed of Mrs. Eileen A. Mercier, Chair of the Committee, and Messrs. Claude Boivin, Richard B. Evans and Gilles Labbé. The Committee met six times during fiscal 2010. Mrs. Mercier’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.
The role and responsibilities of the Committee are contained in the Committee’s charter. The Committee’s charter forms part of CGI’s Fundamental Texts and the charter is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) and is available on CGI’s web site at www.cgi.com. The role and responsibilities of the Committee include:
(a)	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)	identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

(c)	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

(d)	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(e)	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor;

(f)	recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement and pursuing ongoing discussions with them;

(g)	reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations;

(h)	reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and

(i)	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.
External Auditors’ Independence
The Committee is required to assert the independence of CGI’s external auditors and, to this end, entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy
In order to satisfy itself as to the independence of the external auditors, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy.
     Performance of Services
Services are either acceptable services or prohibited services.
The acceptable services are: (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) proposals and related services for financial structures and large tax planning projects, (l) preparation of tax returns, and (m) all other services that are not prohibited services.
The prohibited services are: (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees, and (k) expert services.
     Governance Procedures
The following control procedures are applicable when considering whether to retain the external auditors’ services:
For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.
In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:
•	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

•	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.
     Key Participants’ Responsibilities
Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy.
The primary responsibilities of management are: (a) creating and maintaining a policy that follows Canadian and U.S. auditor independence standards, (b) managing compliance with the policy, (c) reporting to the Committee all mandates to be granted to the external auditors, and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are: (a) nominating the external auditors for appointment by the Company’s shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management’s compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring audit partner rotation requirements, (g) monitoring the twelve-month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear, and (j) approving all auditor mandates or pre-approving envelopes for specific services.
Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditors.
Fees Billed by the External Auditors
During the years ended September 30, 2010 and September 30, 2009, CGI’s external auditors billed the following fees for their services:

	Fees billed
Service retained	2010(a)	2009(b)
Audit fees	$2,594,000	$3,152,914
Audit related fees(c)	$482,061	$2,676,048
Tax fees(d)	$108,380	$173,697
All other fees(e)	$4,989	—
Total fees paid	$3,189,430	$6,002,659

(a)	The fees billed for the year ended September 30, 2010 were for services rendered by Ernst & Young LLP, the Company’s current external auditors.

(b)	The fees billed for the year ended September 30, 2009 were for services rendered by Deloitte & Touche LLP, the Company’s former external auditors.

(c)	The audit related fees billed by the external auditors for the year ended September 30, 2010 were in relation to service organization control procedures audits and assistance and International Financial Reporting Standards transition assistance, and those billed for the year ended September 30, 2009 were in relation to service organization control procedures audits, accounting consultations and employee benefit plan audits.

(d)	The tax fees billed by the external auditors for the year ended September 30, 2010 were in relation to tax research and advisory services and those billed for the year ended September 30, 2009 were in relation to tax research and interpretation, support activities related to tax audit, and preparation of personal tax returns, principally on behalf of expatriates. None of the persons for whom tax returns were prepared were officers of the Company.

(e)	The other fees billed by the external auditors for the year ended September 30, 2010 were in relation to government contract compliance services.
Related Party Transactions
The Committee that is made up entirely of independent directors is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.
For more important transactions, the Board of Directors generally establishes an ad hoc committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board. Such committee may retain independent legal and accounting advisors to assist in reviewing the transaction.
Whether it is the Committee or an ad hoc committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING
Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.
ADDITIONAL INFORMATION
The Company will provide to any person, upon request to the Corporate Secretary of the Company, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.
Additional financial and other information relating to the Company is included in its 2010 audited annual and unaudited quarterly financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its Normal Course Issuer Bid, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s Web site at www.cgi.com or by contacting us by mail or telephone:
Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
Canada
Tel.: (514) 841-3200
APPROVAL BY THE DIRECTORS
The Board of Directors of the Company has approved the content and the delivery of this Management Proxy Circular.
Serge Godin
Founder and Executive
Chairman of the Board

APPENDIX A
Options held by Named Executive Officers
The following table shows all outstanding stock options held by the Named Executive Officers as at September 30, 2010 as well as the in-the-money-value of such stock options. The Company’s Named Executive Officers did not receive any share-based awards in respect of the 2010 fiscal year ended September 30, 2010.

	Number of securities	Option		Value of unexercised
	underlying	exercise		in-the-money
	unexercised options(a)	price	Option expiration	options(b)
Name and title	(#)	($)	date	($)
Serge Godin, Founder and Executive Chairman of the Board
	155,000	9.90	October 24, 2010	866,450
	285,000	8.90	September 18, 2011	1,878,150
	170,000	6.05	October 1, 2012	1,604,800
	277,000	7.81	October 1, 2013	2,127,360
	275,730	8.50	October 1, 2014	1,927,353
	250,000	8.55	October 21, 2015	1,735,000
	400,000	7.72	November 20, 2016	3,108,000
	312,500	11.39	October 1, 2017	1,281,250
	468,750	9.31	October 1, 2018	2,896,875
	750,000	12.54	September 30, 2019	2,212,500
			Total value:	19,637,738

	Number of securities	Option		Value of unexercised
	underlying	exercise		in-the-money
	unexercised options(a)	price	Option expiration	options(b)
Name and title	(#)	($)	date	($)
André Imbeau, Founder and Executive Vice-Chairman of the Board and Corporate Secretary
	10,000	6.73	April 23, 2011	87,580
	110,000	8.90	September 18, 2011	724,900
	90,000	6.05	October 1, 2012	849,600
	120,000	7.81	October 1, 2013	921,600
	123,725	8.50	October 1, 2014	864,838
	112,500	8.55	October 21, 2015	780,750
	150,000	7.72	November 20, 2016	1,165,500
	125,000	11.39	October 1, 2017	512,500
	140,625	9.31	October 1, 2018	869,063
	225,000	12.54	September 30, 2019	663,750
			Total value:	7,440,080

	Number of securities	Option		Value of unexercised
	underlying	exercise		in-the-money
	unexercised options(a)	price	Option expiration	options(b)
Name and title	(#)	($)	date	($)
Michael E. Roach, President and Chief Executive Officer
	105,000	8.90	September 18, 2011	691,950
	30,000	8.30	April 22, 2012	215,700
	90,000	6.05	October 1, 2012	849,600
	80,000	7.06	November 4, 2012	674,400
	150,000	7.81	October 1, 2013	1,152,000
	159,075	8.50	October 1, 2014	1,111,934
	150,000	8.55	October 21, 2015	1,041,000
	43,000	9.40	February 4, 2016	261,870
	600,000	6.69	July 31, 2016	5,280,000
	437,500	11.39	October 1, 2017	1,793,750
	468,750	9.31	October 1, 2018	2,896,875
	825,000	12.54	September 30, 2019	2,433,750
			Total value:	18,402,829

	Number of securities	Option		Value of unexercised
	underlying	exercise		in-the-money
	unexercised options(a)	price	Option expiration	options(b)
Name and title	(#)	($)	date	($)
R. David Anderson, Executive Vice-President and Chief Financial Officer
	163,900	7.72	November 20, 2016	1,273,503
	125,000	11.39	October 1, 2017	512,500
	156,250	9.31	October 1, 2018	965,625
	275,000	12.54	September 30, 2019	811,250
			Total value:	3,562,878

	Number of securities	Option		Value of unexercised
	underlying	exercise		in-the-money
	unexercised options(a)	price	Option expiration	options(b)
Name and title	(#)	($)	date	($)
Donna S. Morea, President US, Europe and Asia
	48,750	8.55	October 21, 2015	338,325
	125,000	6.69	July 31, 2016	1,100,000
	125,000	11.39	October 1, 2017	512,500
	156,250	9.31	October 1, 2018	965,625

	Number of securities	Option		Value of unexercised
	underlying	exercise		in-the-money
	unexercised options(a)	price	Option expiration	options(b)
Name and title	(#)	($)	date	($)
Donna S. Morea, President US, Europe and Asia
	275,000	12.54	September 30, 2019	811,250
			Total value:	3,727,700

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2010.

(b)	Based on $15.49, the closing price of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange on September 30, 2010.

APPENDIX B
Options held by Directors
The following table shows all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2010 as well as the in-the-money-value of such stock options. The outside members of the Board of Directors are eligible to receive DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors in the Management Proxy Circular earlier in this document. All DSUs are fully vested at the time of issuance.
The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Number of securities	Option		Value of unexercised
	underlying	exercise		in-the-money
	unexercised options(a)	price	Option expiration	options(b)
Name and title	(#)	($)	date	($)
Claude Boivin
	250	11.34	November 25, 2010	1,038
	634	10.23	November 25, 2010	3,335
	710	9.15	January 25, 2011	4,501
	1,009	6.44	April 20, 2011	9,135
	723	8.99	August 10, 2011	4,700
	4,000	9.05	October 1, 2011	25,760
	640	10.15	October 19, 2011	3,418
	873	10.30	February 21, 2012	4,531
	1,055	8.53	April 19, 2012	7,343
	1,286	7.00	July 12, 2012	10,918
	4,000	6.05	October 1, 2012	37,760
	1,298	6.93	November 15, 2012	11,111
	1,289	6.98	February 21, 2013	10,969
	4,000	7.81	October 1, 2013	30,720
	252	8.70	April 16, 2014	1,711
	247	8.91	July 23, 2014	1,625
	4,000	8.50	October 1, 2014	27,960
	274	8.02	October 15, 2014	2,047
	442	7.69	January 21, 2015	3,448
	4,000	8.55	October 21, 2015	27,760
	4,000	7.72	November 20, 2016	31,080
	2,500	11.39	October 1, 2017	10,250
	2,500	9.31	October 1, 2018	15,450
	632	10.85	April 24, 2019	2,932
	609	10.67	July 31, 2019	2,935
	4,000	12.54	September 30, 2019	11,800
	490	13.26	October 22, 2019	1,093
	449	14.48	January 28, 2020	453
			Total value:	305,783

	Number of
	securities
	underlying	Option		Value of
	unexercised	exercise		unexercised in-the-
Name and	options(a)	price	Option expiration	money options(b)
title	(#)	($)	date	($)
Bernard Bourigeaud
	2,500	9.31	October 1, 2018	15,450
	2,500	9.31	October 1, 2018	15,450
	4,000	12.54	September 30, 2019	11,800
			Total value:	42,700

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Jean Brassard
	4,000	6.70	July 22, 2012	35,160
	4,000	6.05	October 1, 2012	37,760
	4,000	7.81	October 1, 2013	30,720
	4,000	7.72	November 20, 2016	31,080
	2,500	11.39	October 1, 2017	10,250
	2,500	9.31	October 1, 2018	15,450
	4,000	12.54	September 30, 2019	11,800
			Total value:	172,220

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Claude Chamberland(c)
	250	11.34	October 2, 2010	1,038
	536	10.23	October 19, 2010	2,819
	601	9.15	January 25, 2011	3,810
	611	8.99	August 10, 2011	3,972
	4,000	9.05	October 1, 2011	25,760
	541	10.15	October 19, 2011	2,889
	825	10.30	February 21, 2012	4,282
	996	8.53	April 19, 2012	6,932
	492	8.64	January 27, 2013	3,370
	488	8.70	January 27, 2013	3,314
	477	8.91	January 27, 2013	3,139
	4,000	8.50	January 27, 2013	27,960
	530	8.02	January 27, 2013	3,959
	808	8.35	January 27, 2013	5,769
	4,000	8.55	January 27, 2013	27,760
	718	9.40	January 27, 2013	4,373
	826	8.17	January 27, 2013	6,046
	1,273	8.25	January 27, 2013	9,217

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Claude Chamberland(c)
	1,014	10.36	January 27, 2013	5,202
	890	11.80	January 27, 2013	3,284
	1,667	11.39	January 27, 2013	6,835
	978	10.74	January 27, 2013	4,646
	1,045	10.05	January 27, 2013	5,685
	1,804	11.64	January 27, 2013	6,945
	1,927	10.90	January 27, 2013	8,845
	833	9.31	January 27, 2013	5,148
	2,320	9.05	January 27, 2013	14,941
	2,572	10.11	January 27, 2013	13,837
			Total value:	221,775

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Robert Chevrier
	2,000	7.14	January 30, 2013	16,700
	783	7.23	May 16, 2013	6,468
	1,089	7.80	August 8, 2013	8,374
	4,000	7.81	October 1, 2013	30,720
	1,093	7.78	October 17, 2013	8,427
	984	8.64	February 6, 2014	6,740
	977	8.70	April 16, 2014	6,634
	954	8.91	July 23, 2014	6,277
	4,000	8.50	October 1, 2014	27,960
	1,060	8.02	October 15, 2014	7,918
	1,756	7.69	January 21, 2015	13,697
	964	7.00	April 29, 2015	8,184
	922	7.32	July 8, 2015	7,533
	808	8.35	October 14, 2015	5,769
	4,000	8.55	October 21, 2015	27,760
	771	9.40	January 20, 2016	4,695
	4,000	7.72	November 20, 2016	31,080
	1,062	10.36	April 13, 2017	5,448
	932	11.80	July 20, 2017	3,439
	2,500	11.39	October 1, 2017	10,250
	1,024	10.74	October 26, 2017	4,864
	1,095	10.05	February 1, 2018	5,957
	1,143	11.64	April 11, 2018	4,401
	1,353	10.90	August 1, 2018	6,210
	2,500	9.31	October 1, 2018	15,450

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Robert Chevrier
	1,630	9.05	October 24, 2018	10,497
	1,706	10.11	January 30, 2019	9,178
	3,376	10.85	April 24, 2019	15,665
	3,573	10.67	July 31, 2019	17,222
	4,000	12.54	30 sept. 2019	11,800
	2,903	13.26	October 22, 2019	6,474
	2,659	14.48	January 28, 2020	2,686
	2,099	15.51	April 22, 2020	0
	2,033	14.76	July 29, 2020	1,484
			Total value:	355,961

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Dominic D’Alessandro
	4,000	14.69	January 26, 2020	3,200
	1,192	15.51	April 22, 2020	0
	1,762	14.76	July 29, 2020	1,286
			Total value:	4,486

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options	price	Option expiration	money options
Name and title	(#)	($)	date	($)
Thomas P. D’Aquino
	4,000	9.40	February 4, 2016	24,360
	1,102	8.17	April 17, 2016	8,067
	1,901	7.10	July 7, 2016	15,949
	1,731	7.80	October 13, 2016	13,311
	4,000	7.72	November 20, 2016	31,080
	2,545	8.25	January 19, 2017	18,426
	2,027	10.36	April 13, 2017	10,399
	1,780	11.80	July 20, 2017	6,568
	2,500	11.39	October 1, 2017	10,250
	1,955	10.74	October 26, 2017	9,286
	2,090	10.05	February 1, 2018	11,370
	1,804	11.64	April 11, 2018	6,945
	1,927	10.90	August 1, 2018	8,845
	2,500	9.31	October 1, 2018	15,450
	2,320	9.05	October 24, 2018	14,941
	2,572	10.11	January 30, 2019	13,837

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options	price	Option expiration	money options
Name and title	(#)	($)	date	($)
Thomas P. D’Aquino
	2,396	10.85	April 24, 2019	11,117
	2,437	10.67	July 31, 2019	11,746
	4,000	12.54	30 sept. 2019	11,800
	1,961	13.26	October 22, 2019	4,373
	1,796	14.48	January 28, 2020	1,814
	2,020	15.51	April 22, 2020	0
	2,270	14.76	July 29, 2020	1,657
			Total value:	261,592

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Paule Doré
	4,000	12.54	September 30, 2019	11,800
			Total value:	11,800

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Richard B. Evans
	4,000	12.54	September 30, 2019	11,800
	4,000	12.54	September 30, 2019	11,800
	44	13.26	October 22, 2019	98
	1,796	14.48	January 28, 2020	1,814
	1,676	15.51	April 22, 2020	0
	1,762	14.76	July 29, 2020	1,286
			Total value:	26,798

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
David L. Johnston(d)
	634	10.23	October 19, 2010	3,335
	710	9.15	January 25, 2011	4,501
	1,009	6.44	April 20, 2011	9,135
	723	8.99	August 10, 2011	4,700
	4,000	9.05	October 1, 2011	25,760
	640	10.15	October 19, 2011	3,418

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
David L. Johnston(d)
	873	10.30	February 21, 2012	4,531
	1,055	8.53	April 19, 2012	7,343
	1,286	7.00	July 12, 2012	10,918
	4,000	6.05	October 1, 2012	37,760
	1,298	6.93	November 15, 2012	11,111
	1,289	6.98	February 21, 2013	10,969
	1,244	7.23	May 16, 2013	10,275
	1,153	7.80	August 8, 2013	8,867
	4,000	7.81	September 30, 2013	30,720
	1,157	7.78	September 30, 2013	8,920
	1,042	8.64	September 30, 2013	7,138
	1,149	8.70	September 30, 2013	7,802
	1,122	8.91	September 30, 2013	7,383
	4,000	8.50	September 30, 2013	27,960
	1,372	8.02	September 30, 2013	10,249
	2,081	7.69	September 30, 2013	16,232
	2,286	7.00	September 30, 2013	19,408
	2,186	7.32	September 30, 2013	17,860
	1,916	8.35	September 30, 2013	13,680
	4,000	8.55	September 30, 2013	27,760
	1,809	9.40	September 30, 2013	11,017
	1,958	8.17	September 30, 2013	14,333
	2,254	7.10	September 30, 2013	18,911
	2,051	7.80	September 30, 2013	15,772
	4,000	7.72	September 30, 2013	31,080
	3,030	8.25	September 30, 2013	21,937
	2,413	10.36	September 30, 2013	12,379
	2,119	11.80	September 30, 2013	7,819
	2,500	11.39	September 30, 2013	10,250
	2,328	10.74	September 30, 2013	11,058
	2,488	10.05	September 30, 2013	13,535
	2,148	11.64	September 30, 2013	8,270
	2,294	10.90	September 30, 2013	10,529
	2,500	9.31	September 30, 2013	15,450
	2,762	9.05	September 30, 2013	17,787
	2,967	10.11	September 30, 2013	15,962
	2,765	10.85	September 30, 2013	12,830
	2,812	10.67	September 30, 2013	13,554
	2,262	13.26	September 30, 2013	5,044
	2,072	14.48	September 30, 2013	2,093
	1,934	15.51	September 30, 2013	0
	2,033	14.76	September 30, 2013	1,484
	1,926	15.58	September 30, 2013	0

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
David L. Johnston(d)
			Total value:	618,828

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Gilles Labbé
	4,000	14.69	January 26, 2020	3,200
	596	15.51	April 22, 2020	0
	881	14.76	July 29, 2020	643
			Total value:	3,843

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Eileen A. Mercier
	412	10.30	February 21, 2012	2,138
	498	8.53	April 19, 2012	3,466
	607	7.00	July 12, 2012	5,153
	4,000	6.05	October 1, 2012	37,760
	613	6.93	November 15, 2012	5,247
	608	6.98	February 21, 2013	5,174
	622	7.23	May 16, 2013	5,138
	576	7.80	August 8, 2013	4,429
	4,000	7.81	October 1, 2013	30,720
	578	7.78	October 17, 2013	4,456
	521	8.64	February 6, 2014	3,569
	574	8.70	April 16, 2014	3,897
	561	8.91	July 23, 2014	3,691
	4,000	8.50	October 1, 2014	27,960
	685	8.02	October 15, 2014	5,117
	1,040	7.69	January 21, 2015	8,112
	1,143	7.00	April 29, 2015	9,704
	1,093	7.32	July 8, 2015	8,930
	958	8.35	October 14, 2015	6,840
	4,000	8.55	October 21, 2015	27,760
	904	9.40	January 20, 2016	5,505
	979	8.17	April 17, 2016	7,166
	1,127	7.10	July 7, 2016	9,456
	1,026	7.80	October 13, 2016	7,890
	4,000	7.72	November 20, 2016	31,080

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Eileen A. Mercier
	1,591	8.25	January 19, 2017	11,519
	1,267	10.36	April 13, 2017	6,500
	1,112	11.80	July 20, 2017	4,103
	2,500	11.39	October 1, 2017	10,250
	1,222	10.74	October 26, 2017	5,805
	1,306	10.05	February 1, 2018	7,105
	1,128	11.64	April 11, 2018	4,343
	1,204	10.90	August 1, 2018	5,526
	2,500	9.31	October 1, 2018	15,450
	1,450	9.05	October 24, 2018	9,338
	1,546	10.11	January 30, 2019	8,317
	1,440	10.85	April 24, 2019	6,682
	1,464	10.67	July 31, 2019	7,056
	4,000	12.54	30 sept. 2019	11,800
	1,178	13.26	October 22, 2019	2,627
	1,079	14.48	January 27, 2020	1,090
	1,007	15.51	April 22, 2020	0
	1,059	14.76	July 29, 2020	773
			Total value:	388,644

	Number of securities	Option		Value of
	underlying	exercise		unexercised in-the-
	unexercised options(a)	price	Option expiration	money options(b)
Name and title	(#)	($)	date	($)
Gerald T. Squire(c)
	2,671	10.11	May 29, 2012	14,370
	2,423	10.85	May 29, 2012	11,243
	2,437	10.67	May 29, 2012	11,746
	1,961	13.26	May 29, 2012	4,373
	1,796	14.48	May 29, 2012	1,814
			Total value:	43,546

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2010.

(b)	Based on $15.49, the closing price of the Company’s Class A subordinate Voting shares on the Toronto Stock Exchange on September 30, 2010.

(c)	Messrs. Claude Chamberland and Gerald T. Squire retired from the Company’s Board of Directors on January 27, 2010.

(d)	Mr. David L. Johnston retired from the Company’s Board of Directors on September 30, 2010.